Exhibit 2

Cameco Corporation

2013 consolidated financial statements

February 7, 2014

Report of management’s accountability

The accompanying consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management is responsible for ensuring that these statements, which include amounts based upon estimates and judgments, are consistent with other information and operating data contained in the annual financial review and reflect the corporation’s business transactions and financial position.

Management is also responsible for the information disclosed in the management’s discussion and analysis including responsibility for the existence of appropriate information systems, procedures and controls to ensure that the information used internally by management and disclosed externally is complete and reliable in all material respects.

In addition, management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The internal control system includes an internal audit function and a code of conduct and ethics, which is communicated to all levels in the organization and requires all employees to maintain high standards in their conduct of the corporation’s affairs. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria established in “Internal Control – Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at December 31, 2013.

KPMG LLP has audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

The board of directors annually appoints an audit committee comprised of directors who are not employees of the corporation. This committee meets regularly with management, the internal auditor and the shareholders’ auditors to review significant accounting, reporting and internal control matters. Both the internal and shareholders’ auditors have unrestricted access to the audit committee. The audit committee reviews the consolidated financial statements, the report of the shareholders’ auditors, and the management’s discussion and analysis and submits its report to the board of directors for formal approval.

Original signed by Tim S. Gitzel	Original signed by Grant E. Isaac
President and Chief Executive Officer	Senior Vice-President and Chief Financial Officer
February 7, 2014	February 7, 2014

Independent auditors’ report

To the Shareholders and Board of Directors of Cameco Corporation:

We have audited the accompanying consolidated financial statements of Cameco Corporation, which comprise the consolidated statements of financial position as at December 31, 2013, December 31, 2012 and January 1, 2012, the consolidated statements of earnings, statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2013 and December 31, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Cameco Corporation as at December 31, 2013, December 31, 2012 and January 1, 2012, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2013 and December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Comparative information

Without modifying our opinion, we draw attention to Note 3 to the consolidated financial statements which indicates that the comparative information presented as at and for the year ended December 31, 2012, has been revised and that the comparative information presented as at January 1, 2012 has been derived from the consolidated financial statements as at and for the year ended December 31, 2011.

Original signed by KPMG LLP

Chartered Accountants

February 7, 2014

Saskatoon, Canada

Consolidated statements of earnings

For the years ended December 31			(Revised - note 3)
($Cdn thousands, except per share amounts)	Note	2013	2012
Revenue from products and services		$2,438,723	$1,890,660
Cost of products and services sold		1,549,238	1,133,263
Depreciation and amortization		282,756	217,381

Cost of sales		1,831,994	1,350,644

Gross profit		606,729	540,016
Administration		184,976	180,900
Impairment charges	9	70,159	168,000
Exploration		72,833	97,260
Research and development		7,302	9,301
Loss (gain) on sale of assets		6,766	(1,660)

Earnings from operations		264,693	86,215
Finance costs	20	(62,121)	(67,654)
Gains (losses) on derivatives	27	(61,970)	41,416
Finance income		6,967	13,934
Share of earnings from BPLP	12	109,553	157,846
Share of loss from equity-accounted investees	12	(10,867)	(5,896)
Other expense	21	(18,326)	(24,746)

Earnings before income taxes		227,929	201,115
Income tax recovery	22	(89,758)	(50,641)

Net earnings		$317,687	$251,756

Net earnings (loss) attributable to:
Equity holders		$318,495	$253,309
Non-controlling interest		(808)	(1,553)

Net earnings		$317,687	$251,756

Earnings per common share attributable to equity holders
Basic	23	$0.81	$0.64

Diluted	23	$0.81	$0.64

See accompanying notes to consolidated financial statements.

Consolidated statements of comprehensive income

For the years ended December 31			(Revised - note 3)
($Cdn thousands)	Note	2013	2012
Net earnings		$317,687	$251,756
Other comprehensive income (loss), net of taxes	22
Items that will not be reclassified to net earnings:
Remeasurements of defined benefit liability		1,870	181
Remeasurements of defined benefit liability—equity-accounted investees		239,915	(54,794)
Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations		(10,792)	(23,287)
Gains on derivatives designated as cash flow hedges—equity-accounted investees		190	3,982
Gains on derivatives designated as cash flow hedges transferred to net earnings—equity-accounted investees		(3,982)	(19,450)
Unrealized gains (losses) on available-for-sale assets		28	(19)
Gains on available-for-sale assets transferred to net earnings		—	(129)

Other comprehensive income (loss), net of taxes		227,229	(93,516)

Total comprehensive income		$544,916	$158,240

Other comprehensive income (loss) attributable to:
Equity holders		$227,157	$(93,396)
Non-controlling interest		72	(120)

Other comprehensive income (loss) for the period		$227,229	$(93,516)

Total comprehensive income (loss) attributable to:
Equity holders		$545,652	$159,913
Non-controlling interest		(736)	(1,673)

Total comprehensive income for the period		$544,916	$158,240

See accompanying notes to consolidated financial statements.

Consolidated statements of financial position

As at December 31			(Revised - note 3)	(Revised - note 3)
($Cdn thousands)	Note	2013	2012	Jan 1/12
Assets
Current assets
Cash and cash equivalents		$229,135	$749,499	$395,552
Short-term investments		—	49,535	804,141
Accounts receivable	7	431,375	404,040	516,663
Current tax assets		2,598	9,404	17,988
Inventories	8	913,315	563,578	493,875
Supplies and prepaid expenses		177,632	110,777	114,182
Current portion of long-term receivables, investments and other	11	3,775	22,807	14,088

Total current assets		1,757,830	1,909,640	2,356,489

Property, plant and equipment	9	5,040,993	4,817,150	3,907,655
Goodwill and intangible assets	10	194,031	93,101	97,728
Long-term receivables, investments and other	11	287,548	211,358	188,718
Investments in equity-accounted investees	12	492,712	205,889	224,148
Deferred tax assets	22	266,203	193,916	82,223

Total non-current assets		6,281,487	5,521,414	4,500,472

Total assets		$8,039,317	$7,431,054	$6,856,961

Liabilities and shareholders’ equity
Current liabilities
Bank overdraft	14	$41,226	$—	$—
Accounts payable and accrued liabilities	13	437,941	387,653	355,634
Current tax liabilities		54,708	36,600	39,330
Short-term debt	14	50,230	67,090	79,186
Dividends payable		39,548	39,535	39,475
Current portion of other liabilities	16	60,685	13,028	32,508
Current portion of provisions	17	20,213	18,830	14,857

Total current liabilities		704,551	562,736	560,990

Long-term debt	15	1,293,383	1,292,440	795,145
Other liabilities	16	79,380	77,517	52,308
Provisions	17	570,700	550,624	519,625
Deferred tax liabilities	22	41,909	5,773	8,165

Total non-current liabilities		1,985,372	1,926,354	1,375,243

Shareholders’ equity
Share capital		1,854,671	1,851,507	1,842,289
Contributed surplus		186,382	168,952	155,757
Retained earnings		3,314,049	2,913,134	2,872,565
Other components of equity		(6,837)	7,791	46,574

Total shareholders’ equity attributable to equity holders		5,348,265	4,941,384	4,917,185
Non-controlling interest		1,129	580	3,543

Total shareholders’ equity		5,349,394	4,941,964	4,920,728

Total liabilities and shareholders’ equity		$8,039,317	$7,431,054	$6,856,961

Commitments and contingencies [notes 17, 22]

See accompanying notes to consolidated financial statements.

Approved by the board of directors

Original signed by Tim S. Gitzel and John H. Clappison

Consolidated statements of changes in equity

									(Revised - note 3)
	Attributable to equity holders
($Cdn thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation	Cash flow hedges	Available-for- sale assets	Total	Non- controlling interest	Total equity
Balance at January 1, 2013	$1,851,507	$168,952	$2,913,134	$3,699	$4,092	$—	$4,941,384	$580	$4,941,964
Net earnings (loss)	—	—	318,495	—	—	—	318,495	(808)	317,687
Other comprehensive income	—	—	241,785	(10,864)	(3,792)	28	227,157	72	227,229

Total comprehensive income for the year	—	—	560,280	(10,864)	(3,792)	28	545,652	(736)	544,916

Share-based compensation	—	19,008	—	—	—	—	19,008	—	19,008
Share options exercised	3,164	(1,578)	—	—	—	—	1,586	—	1,586
Dividends	—	—	(158,177)	—	—	—	(158,177)	—	(158,177)
Acquisition of non-controlling interest in subsidiary	—	—	—	—	—	—	—	97	97
Change in ownership interest in subsidiary	—	—	(1,188)	—	—	—	(1,188)	1,188	—

Balance at December 31, 2013	$1,854,671	$186,382	$3,314,049	$(7,165)	$300	$28	$5,348,265	$1,129	$5,349,394

Balance at January 1, 2012	$1,842,289	$155,757	$2,872,565	$26,866	$19,560	$148	$4,917,185	$3,543	$4,920,728
Net earnings (loss)	—	—	253,309	—	—	—	253,309	(1,553)	251,756
Other comprehensive loss	—	—	(54,613)	(23,167)	(15,468)	(148)	(93,396)	(120)	(93,516)

Total comprehensive income for the year	—	—	198,696	(23,167)	(15,468)	(148)	159,913	(1,673)	158,240

Share-based compensation	—	17,550	—	—	—	—	17,550	—	17,550
Share options exercised	9,218	(4,355)	—	—	—	—	4,863	—	4,863
Dividends	—	—	(158,127)	—	—	—	(158,127)	—	(158,127)
Change in ownership interest in subsidiary	—	—	—	—	—	—	—	(1,290)	(1,290)

Balance at December 31, 2012	$1,851,507	$168,952	$2,913,134	$3,699	$4,092	$—	$4,941,384	$580	$4,941,964

See accompanying notes to consolidated financial statements.

Consolidated statements of cash flows

For the years ended December 31			(Revised - note 3)
($Cdn thousands)	Note	2013	2012
Operating activities
Net earnings		$317,687	$251,756
Adjustments for:
Depreciation and amortization		282,756	217,381
Deferred charges		48,041	(2,910)
Unrealized losses (gains) on derivatives		39,059	(24,117)
Share-based compensation	25	19,008	17,550
Loss (gain) on sale of assets		6,766	(1,660)
Finance costs	20	62,121	67,654
Finance income		(6,967)	(13,934)
Share of earnings from BPLP		(109,553)	(157,846)
Share of loss from equity-accounted investees	12	10,867	5,896
Impairment charge on non-producing property	9	70,159	168,000
Other expense (income)	21	18,326	(4,796)
Income tax recovery	22	(89,758)	(50,641)
Interest received		6,089	15,517
Income taxes paid		(107,350)	(54,475)
Income taxes refunded		10,993	18,569
BPLP net distributions		91,166	114,392
Other operating items	24	(139,526)	13,116

Net cash provided by operations		529,884	579,452

Investing activities
Additions to property, plant and equipment	9	(645,651)	(671,530)
Acquisitions, net of cash	6	(133,924)	(576,408)
Repayment of debt acquired on acquisition of business		(118,068)	—
Decrease in short-term investments		49,535	754,434
Increase in long-term receivables, investments and other		(6,373)	(26,145)
Proceeds from sale of property, plant and equipment		67	3,315

Net cash used in investing		(854,414)	(516,334)

Financing activities
Increase in debt		14,655	521,570
Decrease in debt		(33,114)	(35,629)
Interest paid		(65,908)	(43,521)
Proceeds from issuance of shares, stock option plan		2,475	7,033
Dividends paid		(158,165)	(158,066)

Net cash provided by (used in) financing		(240,057)	291,387

Increase (decrease) in cash and cash equivalents net of bank overdraft, during the year		(564,587)	354,505
Exchange rate changes on foreign currency cash balances		2,997	(558)
Cash and cash equivalents net of bank overdraft, beginning of year		749,499	395,552

Cash and cash equivalents net of bank overdraft at end of year		$187,909	$749,499

Cash and cash equivalents is comprised of:
Cash		$59,183	$204,369
Cash equivalents		169,952	545,130

Cash and cash equivalents		$229,135	$749,499
Bank overdraft		(41,226)	—

Cash and cash equivalents and bank overdraft		$187,909	$749,499

See accompanying notes to consolidated financial statements.

Notes to consolidated financial statements

For the years ended December 31, 2013 and 2012

1. Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The consolidated financial statements as at and for the year ended December 31, 2013 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements. The Company is primarily engaged in the exploration for and the development, mining, refining, conversion, fabrication and trading of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries. Cameco has a 31.6% interest in Bruce Power L.P. (BPLP), which operates the four Bruce B nuclear reactors in Ontario.

2. Significant accounting policies

A. Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were authorized for issuance by the Company’s board of directors on February 7, 2014.

B. Basis of presentation

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars and amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The consolidated financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments at fair value through profit and loss	Fair value
Non-derivative financial instruments at fair value through profit and loss	Fair value
Available-for-sale financial assets	Fair value
Liabilities for cash-settled share-based payment arrangements	Fair value
Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5.

This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these consolidated financial statements and is presented to assist the reader in interpreting the statements contained herein. These accounting policies have been applied consistently to all entities within the consolidated group.

C. Consolidation principles

i. Business combinations

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Company. The Company measures goodwill at the acquisition date as the fair value of the consideration transferred, including the recognized amount of any non-controlling interests in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in earnings. In a business combination achieved in stages, the acquisition date fair value of the Company’s previously held equity interest in the acquiree is also considered in computing goodwill.

Consideration transferred includes the fair values of the assets transferred, liabilities incurred and equity interests issued by the Company. Consideration also includes the fair value of any contingent consideration and share-based compensation awards that are replaced mandatorily in a business combination.

The Company elects on a transaction-by-transaction basis whether to measure any non-controlling interest at fair value, or at their proportionate share of the recognized amount of the identifiable net assets of the acquiree, at the acquisition date.

Acquisition-related costs are expensed as incurred, except for those costs related to the issue of debt or equity instruments. Transaction costs arising on the issue of equity instruments are recognized directly in equity. Transaction costs that are directly related to the probable issuance of a security that is classified as a financial liability is deducted from the amount of the financial liability when it is initially recognized, or recognized in earnings when the issuance is no longer probable.

ii. Subsidiaries

The consolidated financial statements include the accounts of Cameco and its subsidiaries. Subsidiaries are entities over which the Company has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and are deconsolidated from the date that control ceases.

iii. Investments in equity-accounted investees

Cameco’s investments in equity-accounted investees include investments in associates and joint ventures.

Associates are those entities over which the Company has significant influence, but not control or joint control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20% and 50% of the voting power of another entity, but can also arise where the Company holds less than 20% if it has the power to be actively involved and influential in policy decisions affecting the entity.

Investments in associates are accounted for using the equity method. The equity method involves the recording of the initial investment at cost and the subsequent adjusting of the carrying value of the investment for Cameco’s proportionate share of the earnings or loss and any other changes in the associates’ net assets, such as dividends. The cost of the investment includes transaction costs.

Adjustments are made to align the accounting policies of the associate with those of the Company before applying the equity method. When the Company’s share of losses exceeds its interest in an equity-accounted investee, the carrying amount of that interest is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports profits, Cameco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

iv. Joint arrangements

A joint arrangement can take the form of a joint operation or joint venture. All joint arrangements involve a contractual arrangement that establishes joint control.

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint operation may or may not be structured through a separate vehicle. These arrangements involve joint control of one or more of the assets acquired or contributed for the purpose of the joint operation. The consolidated financial statements of the Company include its share of the assets in such joint operations, together with its share of the liabilities, revenues and expenses arising jointly or otherwise from those operations. All such amounts are measured in accordance with the terms of each arrangement.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint venture is always structured through a separate vehicle. It operates in the same way as other entities, controlling the assets of the joint venture, earning its own revenue and incurring its own liabilities and expenses. Interests in joint ventures are accounted for using the equity method of accounting, whereby the Company’s proportionate interest in the assets, liabilities, revenues and expenses of jointly controlled entities are recognized on a single line in the consolidated statements of financial position and consolidated statements of earnings. The share of joint ventures results is recognized in the Company’s consolidated financial statements from the date that joint control commences until the date at which it ceases.

v. Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same manner as unrealized gains, but only to the extent that there is no evidence of impairment.

D. Foreign currency translation

Items included in the financial statements of each of Cameco’s subsidiaries, associates and joint arrangements are measured using their functional currency, which is the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in Canadian dollars, which is Cameco’s functional and presentation currency.

i. Foreign currency transactions

Foreign currency transactions are translated into the respective functional currency of the Company and its entities using the exchange rates prevailing at the dates of the transactions. At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. The applicable exchange gains and losses arising on these transactions are reflected in earnings with the exception of foreign exchange gains or losses on provisions for decommissioning and reclamation activities that are in a foreign currency, which are capitalized in property, plant and equipment.

ii. Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Canadian dollars at exchange rates at the reporting dates. The revenues and expenses of foreign operations are translated to Canadian dollars at exchange rates at the dates of the transactions.

Foreign currency differences are recognized in other comprehensive income. When a foreign operation is disposed of, in whole or in part, the relevant amount in the foreign currency translation account is transferred to earnings as part of the gain or loss on disposal.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from such a monetary item are considered to form part of the net investment in a foreign operation, and are recognized in other comprehensive income and presented within equity in the foreign currency translation account.

E. Cash and cash equivalents

Cash and cash equivalents consists of balances with financial institutions and investments in money market instruments, which have a term to maturity of three months or less at the time of purchase.

F. Short-term investments

Short-term investments are comprised of money market instruments with terms to maturity between three and 12 months.

G. Inventories

Inventories of broken ore, uranium concentrates, and refined and converted products are measured at the lower of cost and net realizable value.

Cost includes direct materials, direct labour, operational overhead expenses and depreciation. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Consumable supplies and spares are valued at the lower of cost or replacement value.

H. Property, plant and equipment

i. Buildings, plant and equipment and other

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment charges. The cost of self-constructed assets includes the cost of materials and direct labour, borrowing costs and any other costs directly attributable to bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by management, including the initial estimate of the cost of dismantling and removing the items and restoring the site on which they are located.

When components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment and depreciated separately.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in earnings.

ii. Mineral properties and mine development costs

The decision to develop a mine property within a project area is based on an assessment of the commercial viability of the property, the availability of financing and the existence of markets for the product. Once the decision to proceed to development is made, development and other expenditures relating to the project area are deferred as part of assets under construction and disclosed as a component of property, plant and equipment with the intention that these will be depreciated by charges against earnings from future mining operations. No depreciation is charged against the property until commercial production commences. After a mine property has been brought into commercial production, costs of any additional work on that property are expensed as incurred, except for large development programs, which will be deferred and depreciated over the remaining life of the related assets.

iii. Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of the asset less its residual value. Assets which are unrelated to production are depreciated according to the straight-line method based on estimated useful lives as follows:

Land	Not depreciated
Buildings	15 - 25 years
Plant and equipment	3 - 15 years
Furniture and fixtures	3 - 10 years
Other	3 - 5 years

Mining properties and certain mining and conversion assets for which the economic benefits from the asset are consumed in a pattern which is linked to the production level are depreciated according to the unit-of-production method. For conversion assets, the amount of depreciation is measured by the portion of the facilities’ total estimated lifetime production that is produced in that period. For mining assets and properties, the amount of depreciation or depletion is measured by the portion of the mines’ proven and probable mineral reserves recovered during the period. Nuclear generating plants, which are leased assets, are depreciated according to the straight-line method based on the shorter of useful life and remaining lease term.

Depreciation methods, useful lives and residual values are reviewed at each reporting period and are adjusted if appropriate.

iv. Borrowing costs

Borrowing costs on funds directly attributable to finance the acquisition, production or construction of a qualifying asset are capitalized until such time as substantially all the activities necessary to prepare the qualifying asset for its intended use are complete. A qualifying asset is one that takes a substantial period of time to prepare for its intended use. Capitalization is discontinued when the asset enters commercial production or development ceases. Where the funds used to finance a project form part of general borrowings, interest is capitalized based on the weighted average interest rate applicable to the general borrowings outstanding during the period of construction.

v. Repairs and maintenance

The cost of replacing a component of property, plant and equipment is capitalized if it is probable that future economic benefits embodied within the component will flow to the Company. The carrying amount of the replaced component is derecognized. Costs of routine maintenance and repair are charged to products and services sold.

I. Goodwill and intangible assets

Goodwill arising from the acquisition of subsidiaries is initially recognized at cost, measured as the excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired. At the date of acquisition, goodwill is allocated to the cash generating unit (CGU), or group of CGUs that is expected to receive the economic benefits of the business combination. Goodwill is subsequently measured at cost, less accumulated impairment losses.

Intangible assets acquired individually or as part of a group of assets are initially recognized at cost and measured subsequently at cost less accumulated amortization and impairment losses. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values.

Intangible assets that have finite useful lives are amortized over their estimated remaining useful lives. Amortization methods and useful lives are reviewed at each reporting period and are adjusted if appropriate.

J. Leased assets

Leases which result in the Company receiving substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Lease agreements that do not meet the recognition criteria of a finance lease are classified and recognized as operating leases and are not recognized in the Company’s consolidated statements of financial position. Payments made under operating leases are charged to income on a straight-line basis over the lease term. Minimum lease payments made under finance leases are apportioned between finance cost and the reduction of the outstanding liability. The finance cost is allocated to each period of the lease term to produce a constant periodic rate of interest on the remaining balance of the liability.

K. Finance income and finance costs

Finance income comprises interest income on funds invested, gains on the disposal of available-for-sale financial assets, and changes in the fair value of financial assets. Interest income is recognized in earnings as it accrues, using the effective interest method. Finance costs comprise interest and fees on borrowings, unwinding of the discount on provisions and changes in the fair value of financial assets.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are expensed in the period incurred.

Foreign currency gains and losses are reported on a net basis as part of finance costs.

L. Research and development costs

Expenditures on research are charged against earnings when incurred. Development costs are recognized as assets when the Company can demonstrate technical feasibility and that the asset will generate probable future economic benefits.

M. Impairment

i. Non-derivative financial assets

Financial assets not classified as at fair value through profit and loss are assessed at each reporting date to determine whether there is objective evidence of impairment. Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

Impairment losses on available-for-sale financial assets are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in equity, to earnings. The cumulative loss that is removed from other comprehensive income and recognized in earnings is the difference between the acquisition cost, net of any principal payment and amortization, and the current fair value, less any impairment loss previously recognized in earnings.

If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized in earnings, then the impairment loss is reversed through earnings, otherwise, it is reversed through other comprehensive income. Impairment losses on available-for-sale equity securities that are recognized in earnings are never reversed through earnings.

ii. Non-financial assets

The carrying amounts of Cameco’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.

For impairment testing, assets are grouped together into CGUs which are the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value is determined as the amount that would be obtained from the sale of the asset or CGU in an arm’s-length transaction between knowledgeable and willing parties. For exploration properties, fair value is based on the implied fair value of the resources in place using comparable market transaction metrics.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses are recognized in earnings. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date whenever events or changes in circumstances indicate that the impairment may have reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. A reversal of an impairment loss is recognized immediately in earnings. An impairment loss in respect of goodwill is not reversed.

N. Exploration and evaluation expenditures

Exploration and evaluation expenditures are those expenditures incurred by the Company in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. These expenditures include researching and analyzing existing exploration data, conducting geological studies, exploratory drilling and sampling, and compiling prefeasibility and feasibility studies. Exploration and evaluation expenditures are charged against earnings as incurred, except when there is a high degree of confidence in the viability of the project and it is probable that these costs will be recovered through future development and exploitation.

The technical feasibility and commercial viability of extracting a resource is considered to be determinable based on several factors, including the existence of proven and probable reserves and the demonstration that future economic benefits are probable. When an area is determined to be technically feasible and commercially viable, the exploration and evaluation assets attributable to that area are first tested for impairment and then transferred to property, plant and equipment.

Exploration and evaluation costs that have been acquired in a business combination or asset acquisition are capitalized under the scope of IFRS 6, Exploration for and Evaluation of Mineral Resources, and are reported as part of property, plant and equipment.

O. Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the risk-adjusted expected future cash flows at a pre-tax risk-free rate that reflects current market assessments of the time value of money. The unwinding of the discount is recognized as a finance cost.

i. Environmental restoration

The mining, extraction and processing activities of the Company normally give rise to obligations for site closure and environmental restoration. Closure and restoration can include facility decommissioning and dismantling, removal or treatment of waste materials, as well as site and land restoration. The Company provides for the closure, reclamation and decommissioning of its operating sites in the financial period when the related environmental disturbance occurs, based on the estimated future costs using information available at the reporting date. Costs included in the provision comprise all closure and restoration activity expected to occur gradually over the life of the operation and at the time of closure. Routine operating costs that may impact the ultimate closure and restoration activities, such as waste material handling conducted as a normal part of a mining or production process, are not included in the provision.

The timing of the actual closure and restoration expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating licence conditions and the environment in which the mine operates. Closure and restoration provisions are measured at the expected value of future cash flows, discounted to their present value using a current pre-tax risk-free rate. Significant judgments and estimates are involved in deriving the expectations of future activities and the amount and timing of the associated cash flows.

At the time a provision is initially recognized, to the extent that it is probable that future economic benefits associated with the reclamation, decommissioning and restoration expenditure will flow to the Company, the corresponding cost is capitalized as an asset. The capitalized cost of closure and restoration activities is recognized in property, plant and equipment and depreciated on a unit-of-production basis. The value of the provision is gradually increased over time as the effect of discounting unwinds. The unwinding of the discount is an expense recognized in finance costs.

Closure and rehabilitation provisions are also adjusted for changes in estimates. The provision is reviewed at each reporting date for changes to obligations, legislation or discount rates that effect change in cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision resulting from changes in estimated cash flows or discount rates, and the adjusted cost of the asset is depreciated prospectively.

ii. Waste disposal

The refining, conversion and manufacturing processes generate certain uranium-contaminated waste. The Company has established strict procedures to ensure this waste is disposed of safely. A provision for waste disposal costs in respect of these materials is recognized when they are generated. Costs associated with the disposal, the timing of cash flows and discount rates are estimated both at initial recognition and subsequent measurement.

P. Employee future benefits

i. Pension obligations

The Company accrues its obligations under employee benefit plans. The Company has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan other than a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the consolidated statements of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets. The defined benefit obligation is calculated annually, by qualified independent actuaries using the projected unit credit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

The Company recognizes all actuarial gains and losses arising from defined benefit plans in other comprehensive income, and reports them in retained earnings. When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized immediately in earnings.

For defined contribution plans, the contributions are recognized as employee benefit expense in earnings in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

ii. Other post-retirement benefit plans

The Company provides certain post-retirement health care benefits to its retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. Actuarial gains and losses are recognized in other comprehensive income in the period in which they arise. These obligations are valued annually by independent qualified actuaries.

iii. Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be measured reliably.

iv. Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts an entity’s offer of benefits in exchange for termination of employment. Cameco recognizes termination benefits as an expense at the earlier of when the Company can no longer withdraw the offer of those benefits and when the Company recognizes costs for a restructuring. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

v. Share-based compensation

For equity-settled plans, the grant date fair value of share-based compensation awards granted to employees is recognized as an employee benefit expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

For cash-settled plans, the fair value of the amount payable to employees is recognized as an expense, with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as employee benefit expense in earnings.

Cameco’s contributions under the employee share ownership plan are expensed during the year of contribution. Shares purchased with Company contributions and with dividends paid on such shares become unrestricted on January 1 of the second plan year following the date on which such shares were purchased.

Q. Revenue recognition

Cameco supplies uranium concentrates and uranium conversion services to utility customers.

Cameco recognizes revenue on the sale of its nuclear products when the risks and rewards of ownership pass to the customer and collection is reasonably assured. Cameco’s sales are pursuant to an enforceable contract that indicates the type of sales arrangement, pricing and delivery terms, as well as details related to the transfer of title.

Cameco has three types of sales arrangements with its customers in its uranium and fuel services businesses. These arrangements include uranium supply, toll conversion services and conversion supply (converted uranium), which is a combination of uranium supply and toll conversion services.

Uranium supply

In a uranium supply arrangement, Cameco is contractually obligated to provide uranium concentrates to its customers. Cameco-owned uranium is physically delivered to conversion facilities (Converters) where the Converter will credit Cameco’s account for the volume of accepted uranium. Based on delivery terms in a sales contract with its customer, Cameco instructs the Converter to transfer title of a contractually specified quantity of uranium to the customer’s account at the Converter’s facility. At this point, the risks and rewards of ownership have been transferred and Cameco invoices the customer and recognizes revenue for the uranium supply.

Toll conversion services

In a toll conversion arrangement, Cameco is contractually obligated to convert customer-owned uranium to a chemical state suitable for enrichment. Based on delivery terms in a sales contract with its customer, Cameco either (i) physically delivers converted uranium to enrichment facilities (Enrichers) where it instructs the Enricher to transfer title of a contractually specified quantity of converted uranium to the customer’s account at the Enricher’s facility, or (ii) transfers title of a contractually specified quantity of converted uranium to either an Enricher’s account or the customer’s account. At this point, the risks and rewards of ownership have been transferred and Cameco invoices the customer and recognizes revenue for the toll conversion services.

Conversion supply

In a conversion supply arrangement, Cameco is contractually obligated to provide converted uranium of acceptable origins to its customers. Based on delivery terms in a sales contract with its customer, Cameco either (i) physically delivers converted uranium to the Enricher where it instructs the Enricher to transfer title of a contractually specified quantity of converted uranium to the customer’s account at the Enricher’s facility, or (ii) transfers title of a contractually specified quantity of converted uranium to either an Enricher’s account or a customer’s account at Cameco’s Port Hope conversion facility. At this point, the risks and rewards of ownership have been transferred and Cameco invoices the customer and recognizes revenue for both the uranium supplied and the conversion service provided.

Electricity sales

Electricity sales are recognized at the time of generation, and delivery to the purchasing utility is metered at the point of interconnection with the transmission system. Revenues are recognized on an accrual basis, which includes an estimate of the value of electricity produced during the period but not yet billed.

R. Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another.

i. Non-derivative financial assets and financial liabilities

At initial recognition, Cameco classifies each of its financial assets and financial liabilities into one of the following categories:

Fair value through profit or loss

A financial asset or liability is classified as at fair value through profit or loss if it is classified as held-for-trading or is designated as such on initial recognition. Cameco classifies a financial instrument as held-for-trading if it was acquired principally for the purpose of selling or repurchasing in the near term, or if it is part of a portfolio with evidence of a recent pattern of short-term profit taking. Directly attributable transaction costs are recognized in earnings as incurred. These financial assets and financial liabilities are measured at fair value, with any gains or losses on revaluation being recognized in earnings.

Held-to-maturity

Held-to-maturity investments are financial assets that an entity has the intention and ability to hold until maturity, provide fixed or determinable payments and contain a fixed maturity date. Assets in this category are initially measured at fair value and subsequently measured at amortized cost using the effective interest method.

Loans and receivables

Loans and receivables are financial assets that provide fixed or determinable payments and are not quoted in an active market. Assets in this category are initially measured at fair value and subsequently measured at amortized cost using the effective interest method.

Available-for-sale assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified into any of the other categories. These assets are measured at fair value plus any directly attributable transaction costs with any gains or losses on re-measurement recognized in other comprehensive income. Accumulated changes in fair value are recorded as a separate component of equity until the asset is derecognized or impaired, then the cumulative gain or loss in other comprehensive income is transferred to earnings.

Other financial liabilities

This category consists of all non-derivative financial liabilities that do not meet the definition of held-for-trading liabilities, and that have not been designated as liabilities at fair value through profit or loss. These liabilities are initially recognized at fair value less any directly attributable transaction costs and are subsequently measured at amortized cost using the effective interest method.

ii. Derivative financial instruments

The Company holds derivative financial instruments to reduce exposure to fluctuations in foreign currency exchange rates and interest rates. Through its investment in BPLP, the Company also holds commodity instruments to reduce exposure to fluctuations in commodity prices. Except for those designated as hedging instruments, all derivative financial instruments are recorded at fair value in the consolidated statements of financial position, with any directly attributable transaction costs recognized in earnings as incurred. Subsequent to initial recognition, changes in fair value are recognized in earnings.

The purpose of hedging transactions is to modify the Company’s exposure to one or more risks by creating an offset between changes in the fair value of, or the cash inflows attributable to, the hedged item and the hedging item. When hedge accounting is appropriate, the hedging relationship is designated as a fair value hedge, a cash flow hedge, or a foreign currency risk hedge related to a net investment in a foreign operation.

At the inception of a hedging relationship, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The process includes linking all derivatives to specific assets and liabilities on the consolidated statements of financial position or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged are recognized in earnings. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments are recorded in other comprehensive income until the hedged items are recognized in earnings. Derivative instruments that do not qualify for hedge accounting, or are not designated as hedging instruments, are marked-to-market and the resulting net gains or losses are recognized in earnings.

Separable embedded derivatives

Derivatives may be embedded in other financial instruments (the ’host instrument’). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in gains or losses on derivatives.

S. Income tax

Income tax expense is comprised of current and deferred taxes. Current tax and deferred tax are recognized in earnings except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company’s exposure to uncertain tax positions is evaluated and a provision is made where it is probable that this exposure will materialize.

T. Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a reduction of equity, net of any tax effects.

U. Earnings per share

The Company presents basic and diluted earnings per share data for its common shares. Earnings per share is calculated by dividing the net earnings attributable to equity holders of the Company by the weighted average number of common shares outstanding.

Diluted earnings per share is determined by adjusting the net earnings attributable to equity holders of the Company and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares. The calculation of diluted earnings per share assumes that outstanding options which are dilutive to earnings per share are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the shares for the period. The effect is to increase the number of shares used to calculate diluted earnings per share.

V. Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other segments. To be classified as a segment, discrete financial information must be available and operating results must be regularly reviewed by the Company’s Chief Executive Officer.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

3. Accounting standards

A. Changes in accounting policy

On January 1, 2013, Cameco adopted the following new standards as issued by the International Accounting Standards Board in accordance with the transitional provisions:

i. Subsidiaries

IFRS 10 Consolidated Financial Statements (IFRS 10) introduces a new control model that is applicable to all investees. Among other things, it requires the consolidation of an investee if the Company controls the investee on the basis of de facto circumstances. In accordance with IFRS 10, Cameco re-assessed the control conclusion for its investees at January 1, 2013. There were no changes to the control conclusion for Cameco’s investees.

ii. Joint arrangements

Under IFRS 11 Joint Arrangements (IFRS 11), Cameco classifies its interests in joint arrangements as either joint operations or joint ventures depending on the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the main determinant of classification.

In accordance with IFRS 11, Cameco has re-evaluated its involvement in joint arrangements at January 1, 2013. As a result, the Company has changed its classification conclusion with respect to its investment in BPLP. BPLP has control over its own assets, liabilities, revenues, and expenses, and because Cameco is entitled to a share of the profits or losses from BPLP’s operations, Cameco has determined that its investment in BPLP should be classified as a joint venture. Accordingly, Cameco applied equity accounting to the investment commencing on January 1, 2013. Previously, the investee was accounted for as a jointly controlled entity using the proportionate consolidation method. Prior period financial statements have been revised to reflect the retrospective adoption of IFRS 11.

iii. Disclosure of interests in other entities

As a result of IFRS 12 Disclosure of Interests in Other Entities, Cameco has expanded its disclosures about its interests in equity-accounted investees (note 12).

iv. Financial assets and financial liabilities

Cameco did not have any new disclosure as a result of adopting IFRS 7 Financial Instruments: Disclosures, as the changes to the standard involved instruments that Cameco does not currently hold.

v. Fair value measurement

IFRS 13 Fair Value Measurement (IFRS 13) establishes a single framework for measuring fair value and making disclosures about fair value measurements when such measurements are required or permitted by other IFRSs. It replaces and expands the disclosure requirements about fair value measurements in other IFRSs, including IFRS 7. As a result, Cameco has included additional disclosures in this regard (see notes 4 and 27).

In accordance with the transitional provisions of IFRS 13, Cameco has applied the new fair value measurement guidelines prospectively and has not provided any comparative information for new disclosures. Notwithstanding the above, the change had no significant impact on the measurements of Cameco’s assets and liabilities.

vi. Employee benefits

Revised IAS 19 Employee Benefits (IAS 19R) has accelerated the recognition of past service costs and replaced interest cost and expected return on plan assets with a measure of net interest on the defined benefit asset or liability. In addition, IAS 19R has resulted in a change in the accounting for both plan administration costs and assets earning no return in refundable tax accounts. These revisions have resulted in adjustments to both Cameco and BPLP’s defined benefit obligation balances as at January 1, 2012 and December 31, 2012. There are also expanded disclosure requirements in IAS 19R.

vii. Presentation of other comprehensive income

As a result of amendments to IAS 1 Presentation of Financial Statements, Cameco has modified the presentation of items of other comprehensive income in its statements of other comprehensive income, to present separately items that may be reclassified to earnings from those that will never be. Comparative information has been revised accordingly.

The following tables summarize the adjustments made to Cameco’s consolidated statements of earnings for the year ended December 31, 2012 and to its consolidated statements of financial position at January 1, 2012 and December 31, 2012, as a result of retrospectively adopting IFRS 11 and IFRS 19R:

Year ended
Consolidated statement of earnings	Dec 31/12
Net earnings as previously reported	$264,583
Adjustments to:
Revenue from products and services	(430,811)
Cost of products and services sold	171,515
Depreciation and amortization	76,048
Administration	348
Exploration	(91)
Finance costs	12,695
Gains on derivatives	2,060
Finance income	(6,811)
Earnings from BPLP	157,846
Share of loss from equity-accounted investees	109
Income tax recovery	4,265

Net earnings as restated	$251,756

Restated net earnings attributable to:
Equity holders	$253,309
Non-controlling interest	(1,553)

$251,756

Year ended
Consolidated statement of comprehensive income	Dec 31/12
Other comprehensive loss as previously reported	$(106,448)
Remeasurements of defined benefit liability—equity-accounted investees	12,932

Other comprehensive loss as restated	$(93,516)

Restated other comprehensive loss attributable to:
Equity holders	$(93,396)
Non-controlling interest	(120)

$(93,516)

Consolidated statements of financial position	Dec 31/12	Jan 1/12
Equity as previously reported	$4,944,267	$4,923,136
Adjustments to:
Cash and cash equivalents	(325)	(2,532)
Accounts receivable	(142,460)	(95,152)
Supplies and prepaid expenses	(78,644)	(67,855)
Current portion of long-term receivables, investments and other	(23,452)	(48,345)
Property, plant and equipment	(433,175)	(443,063)
Long-term receivables, investments and other	(100,080)	(107,195)
Investments in equity-accounted investees	(6,633)	3,922
Accounts payable and accrued liabilities	81,123	99,865
Short-term debt	39,500	18,644
Current portion of finance lease obligation	16,337	14,852
Current portion of other liabilities	8,116	17,987
Finance lease obligation	114,676	130,982
Other liabilities	521,911	474,651
Deferred tax liabilities	803	831

Equity as restated	$4,941,964	$4,920,728

Restated equity attributable to:
Equity holders	$4,941,384	$4,917,185
Non-controlling interest	580	3,543

	$4,941,964	$4,920,728

The adjustments to earnings relating to the new and amended standards resulted in a three cent decrease in both basic and diluted earnings per share for the year ended December 31, 2012.

B. New standards and interpretations not yet adopted

A number of new standards, interpretations and amendments to existing standards are not yet effective for the year ended December 31, 2013, and have not been applied in preparing these consolidated financial statements. The following standards, amendments to and interpretations of existing standards have been published and are mandatory for Cameco’s accounting periods beginning on or after January 1, 2014, unless otherwise noted.

i. Financial instruments

In October 2010, the International Accounting Standards Board (IASB) issued IFRS 9, Financial Instruments (IFRS 9). In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9. The new standard removes the January 1, 2015 effective date of IFRS 9. The new mandatory effective date will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized.

This standard is part of a wider project to replace IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). IFRS 9 replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. It also introduces additional changes relating to financial liabilities and aligns hedge accounting more closely with risk management. The mandatory effective date is not yet determined; however, early adoption of the new standard is still permitted. Cameco does not intend to early adopt IFRS 9 in its financial statements for the annual period beginning January 1, 2014. The extent of the impact of adoption of IFRS 9 has not yet been determined.

ii. Financial assets and financial liabilities

In December 2011, the IASB issued amendments to IAS 32, Financial Instruments: Presentation (IAS 32). The amendment is effective for periods beginning on or after January 1, 2014 and is to be applied retrospectively. The amendment clarifies matters regarding offsetting financial assets and financial liabilities as well as related disclosure requirements. Cameco intends to adopt the amendments to IAS 32 in its financial statements for the annual period beginning January 1, 2014 and does not expect the amendments to have a material impact on the financial statements.

iii. Levies

In May 2013, the IASB issued International Financial Reporting Interpretations Committee (IFRIC) 21, Levies. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. Cameco intends to adopt IFRIC 21 in its financial statements for the annual period beginning January 1, 2014. The extent of the impact of adoption of IFRIC 21 has not yet been determined.

iv. Disclosure of recoverable amounts

In May 2013, the IASB issued amendments to IAS 36 Impairment of Assets (IAS 36). The amendments in IAS 36 are effective for annual periods beginning on or after January 1, 2014 and are to be applied retrospectively. The amendments reverse the unintended requirement in IFRS 13 to disclose the recoverable amount of every cash generating unit to which significant goodwill or indefinite-lived intangible assets have been allocated. Under these amendments, the recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed. Cameco intends to adopt the amendments to IAS 36 in its financial statements for the annual period beginning January 1, 2014. As the amendments impact certain disclosure requirements only, the Company does not expect the amendments to have a material impact on its financial statements.

4. Determination of fair values

A number of the Company’s accounting policies and disclosures require the measurement of fair value, for both financial and non-financial assets and liabilities.

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

Transfers between levels of the fair value hierarchy are recognized at the end of the reporting period during which the transfer occurred. There were no transfers between level 1, level 2, or level 3 during the period. Cameco does not have any financial instruments that are categorized as level 3 as of the reporting date.

Further information about the techniques and assumptions used to measure fair values is included in the following notes:

Note 9 – Property, plant and equipment

Note 12 – Equity-accounted investees

Note 25 – Share-based compensation plans

Note 27 – Financial instruments and risk management

5. Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected.

Information about critical judgments in applying the accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is discussed below. Further details of the nature of these judgments, estimates and assumptions may be found in the relevant notes to the consolidated financial statements.

A. Recoverability of long-lived and intangible assets

Cameco assesses the carrying values of property, plant and equipment, and intangible assets annually or more frequently if warranted by a change in circumstances. If it is determined that carrying values of assets or goodwill cannot be recovered, the unrecoverable amounts are charged against current earnings. Recoverability is dependent upon assumptions and judgments regarding market conditions, costs of production, sustaining capital requirements and mineral reserves. Other assumptions used in the calculation of recoverable amounts are discount rates, future cash flows and profit margins. A material change in assumptions may significantly impact the potential impairment of these assets.

B. Cash generating units

In performing impairment assessments of long-lived assets, assets that cannot be assessed individually are grouped together into the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Management is required to exercise judgment in identifying these CGUs.

C. Provisions for decommissioning and reclamation of assets

Significant decommissioning and reclamation activities are often not undertaken until near the end of the useful lives of the productive assets. Regulatory requirements and alternatives with respect to these activities are subject to change over time. A significant change to either the estimated costs or mineral reserves may result in a material change in the amount charged to earnings.

D. Deferred income taxes

Cameco operates in a number of tax jurisdictions and is, therefore, required to estimate its income taxes in each of these tax jurisdictions in preparing its consolidated financial statements. In calculating income taxes, consideration is given to factors such as tax rates in the different jurisdictions, non-deductible expenses, valuation allowances, changes in tax law and management’s expectations of future operating results. Cameco estimates deferred income taxes based on temporary differences between the income and losses reported in its consolidated financial statements and its taxable income and losses as determined under the applicable tax laws. The tax effect of these temporary differences is recorded as deferred tax assets or liabilities in the consolidated financial statements. The calculation of income taxes requires the use of judgment and estimates. If these judgments and estimates prove to be inaccurate, future earnings may be materially impacted.

E. Mineral reserves

Depreciation on property, plant and equipment is primarily calculated using the unit-of-production method. This method allocates the cost of an asset to each period based on current period production as a portion of total lifetime production or a portion of estimated mineral reserves. Estimates of life-of-mine and amounts of mineral reserves are updated annually and are subject to judgment and significant change over time. If actual mineral reserves prove to be significantly different than the estimates, there could be a material impact on the amounts of depreciation charged to earnings.

F. Pension, other post-retirement and other post-employment benefits

The carrying value of pensions, other post-retirement and other post-employment benefit obligations is based on actuarial valuations that are sensitive to assumptions concerning discount rates, wage increase rates, and other actuarial assumptions used. Changes in these assumptions could result in a material impact to the consolidated financial statements.

G. Purchase price allocations

Purchase prices related to business combinations and asset acquisitions are allocated to the underlying acquired assets and liabilities based on their estimated fair value at the time of acquisition. The determination of fair value requires Cameco to make assumptions, estimates and judgments regarding future events. The allocation process is inherently subjective and impacts the amounts assigned to individually identifiable assets and liabilities. As a result, the purchase price allocation impacts Cameco’s reported assets and liabilities, future net earnings due to the impact on future depreciation and amortization expense and impairment tests.

6. Acquisitions

A. NUKEM Energy GmbH (NUKEM)

On January 9, 2013, Cameco completed the acquisition of NUKEM from Advent International (Advent) and other shareholders, through the purchase of all the outstanding shares for cash consideration of €107,149,000 ($140,494,000 (US)), plus additional consideration of €6,075,000 ($7,808,000 (US)). This additional consideration represents a share of NUKEM’s 2012 earnings under the terms of the agreement. Based on an amending agreement entered into during the year, no further earn-out payments will be made.

While Cameco received the economic benefit of owning NUKEM as of January 1, 2012, the results of NUKEM have been consolidated with the results of Cameco commencing on January 9, 2013. NUKEM is one of the world’s leading traders and brokers of nuclear fuel products and services. The acquisition complements Cameco’s business by strengthening our position in nuclear fuel markets and improving our access to unconventional and secondary sources of supply.

In accordance with the acquisition method of accounting, the purchase price was allocated to the underlying assets and liabilities assumed based on their fair values at the date of acquisition. Fair values were determined based on discounted cash flows and quoted market prices. The values assigned to the net assets acquired were as follows:

Net assets acquired (USD)
Cash and cash equivalents	$12,974
Accounts receivable	43,529
Other working capital	5,172
Inventories	165,280
Intangible assets	87,535
Accounts payable and accrued liabilities	(68,464)
Long-term debt	(116,922)
Provisions	(15,514)
Deferred tax liabilities	(53,665)
Goodwill	88,377

Total	$148,302

Cash	$140,494
Additional consideration	7,808

Total	$148,302

The fair value of the acquired accounts receivable approximates its carrying value due to the short-term nature of the balance. None of the accounts receivable were impaired and the amounts were fully collected.

Intangible assets include the fair value of the purchase and sales contracts that NUKEM was a party to as at January 9, 2013.

The goodwill arising on acquisition is attributable to the difference between the accounting fair value and the tax basis of the net assets acquired, and is not deductible for income tax purposes. Goodwill reflects the value assigned to the expected future earnings capabilities of the organization. This is the earnings potential that we anticipate will be realized through new business arrangements.

Since the effective date of the transaction was January 9, 2013, the consolidated revenue and net earnings for the year is not materially different than what would be reported if the business combination had occurred at the beginning of the year.

Acquisition costs of $3,800,000 have been expensed and included in administration expense in the 2012 consolidated statements of earnings. In addition, an advisory fee of $2,980,000 has been included in administration expense in the consolidated statement of earnings for the year ended December 31, 2013.

As at December 31, 2013, NUKEM had the following commitments (in USD) to purchase uranium and fuel services products:

2014	2015	2016	2017	2018	Thereafter	Total
$177,186	175,602	245,770	38,420	38,420	153,681	$829,079

B. Yeelirrie

On December 18, 2012, a wholly owned Cameco subsidiary acquired a 100% interest in the Yeelirrie uranium project in Western Australia from BHP Billiton for a total cost of $453,900,000 (US). Included in the purchase price is $1,500,000 (US) in transaction costs and a $22,000,000 (US) stamp duty payable to the government of Western Australia. Yeelirrie is one of Australia’s largest undeveloped uranium deposits and is located about 650 kilometres northeast of Perth and about 750 kilometres south of Cameco’s Kintyre exploration project. The acquisition was financed by existing cash balances and substantially all of the purchase price was assigned to exploration and evaluation assets included in property, plant and equipment.

C. Millennium

On June 11, 2012, Cameco acquired a 27.94% interest in the Millennium project from AREVA Resources Canada Inc. (AREVA) for $150,840,000, increasing its ownership to 69.9%. The remaining 30.1% is owned by JCU (Canada) Exploration Co. The Millennium project is a proposed uranium mine located in the Athabasca Basin of northern Saskatchewan. The terms of the purchase agreement provide AREVA with a 4% royalty on revenue from 27.94% of any production that exceeds 63,000,000 pounds U3O8 from this project. The acquisition was financed by existing cash balances and the purchase price was assigned to exploration and evaluation assets included in property, plant and equipment.

7. Accounts receivable

		(Revised - note 3)
	2013	2012
Trade receivables	$391,749	$346,668
Receivables due from related parties [note 32]	13,400	33,932
HST/VAT receivables	15,344	14,169
Other receivables	10,882	9,271

Total	$431,375	$404,040

The Company’s exposure to credit and currency risks as well as impairment loss related to trade and other receivables, excluding harmonized sales tax (HST)/value added tax (VAT) receivables is disclosed in note 27.

8. Inventories

	2013	2012
Uranium
Concentrate	$550,305	$407,067
Broken ore	4,572	22,537

	554,877	429,604
NUKEM	208,217	—
Fuel services	150,221	133,974

Total	$913,315	$563,578

Cameco expensed $1,690,000,000 of inventory as cost of sales during 2013 (2012 - $1,159,500,000). Included in cost of sales is a $14,000,000 write-down of NUKEM inventory which Cameco recorded during the year to reflect net realizable value.

9. Property, plant and equipment

At December 31, 2013

	Land and buildings	Plant and equipment (a)	Furniture and fixtures	Under construction	Exploration and evaluation	Total
Cost
Beginning of year	$2,722,059	$1,663,769	$89,868	$1,679,571	$1,126,254	$7,281,521
Acquisitions [note 6]	—	1,070	—	—	—	1,070
Additions	56,857	18,299	485	528,547	9,131	613,319
Transfers	161,042	141,018	6,929	(308,989)	—	—
Disposals	(1,467)	(14,294)	(578)	—	(131)	(16,470)
Effect of movements in exchange rates	33,403	9,749	516	5,271	(49,390)	(451)

End of year	2,971,894	1,819,611	97,220	1,904,400	1,085,864	7,878,989

Accumulated depreciation and impairment
Beginning of year	1,305,639	918,829	71,903	—	168,000	2,464,371
Depreciation charge	169,561	105,101	9,531	—	258	284,451
Transfers	(185)	692	(507)	—	—	—
Disposals	(378)	(9,104)	(155)	—	—	(9,637)
Impairment charge (a)	28	344	—	70,159	7,160	77,691
Effect of movements in exchange rates	17,016	3,667	444	—	(7)	21,120

End of year	1,491,681	1,019,529	81,216	70,159	175,411	2,837,996

Net book value at December 31, 2013	$1,480,213	$800,082	$16,004	$1,834,241	$910,453	$5,040,993

At December 31, 2012

						(Revised - note 3)
	Land and buildings	Plant and equipment (a)	Furniture and fixtures	Under construction	Exploration and evaluation	Total
Cost
Beginning of year	$2,518,918	$1,471,739	$78,981	$1,419,464	$513,664	$6,002,766
Acquisitions [note 6]	—	—	—	—	598,407	598,407
Additions	97,481	21,215	1,271	577,743	19,416	717,126
Transfers	117,648	187,105	9,800	(314,553)	—	—
Disposals	(2,281)	(13,180)	(3)	—	—	(15,464)
Effect of movements in exchange rates	(9,707)	(3,110)	(181)	(3,083)	(5,233)	(21,314)

End of year	2,722,059	1,663,769	89,868	1,679,571	1,126,254	7,281,521

Accumulated depreciation and impairment
Beginning of year	1,179,652	852,217	63,242	—	—	2,095,111
Depreciation charge	131,207	80,107	8,785	—	—	220,099
Disposals	(1,251)	(12,554)	(4)	—	—	(13,809)
Impairment charge (b)	—	—	—	—	168,000	168,000
Effect of movements in exchange rates	(3,969)	(941)	(120)	—	—	(5,030)

End of year	1,305,639	918,829	71,903	—	168,000	2,464,371

Net book value at December 31, 2012	$1,416,420	$744,940	$17,965	$1,679,571	$958,254	$4,817,150

(a) During 2013, Cameco recognized a $70,159,000 impairment charge relating to its agreement with Talvivaara Mining Company Plc. to purchase uranium produced at the Sotkamo nickel-zinc mine in Finland. The impairment charge represents the full amount of Cameco’s investment which was used to cover construction costs with the amount to be repaid through deliveries of uranium concentrate. The amount of the charge was determined as the excess of the carrying value over the fair value less costs to sell. Due to Talvivaara’s weak financial position and application to the Finnish government to undergo a corporate restructuring, as an unsecured creditor Cameco determined the fair value less costs to sell to be nil and as such recognized an impairment charge for the full amount of the asset.

(b) In 2012, Cameco recognized a $168,000,000 impairment charge relating to Kintyre, its advanced uranium exploration project in Australia. Due to the weakening of the uranium market since the asset was purchased in 2008, no increase to the mineral resource estimate in 2012 and the decision not to proceed with the detailed feasibility study, the Company concluded it was appropriate to recognize an impairment charge. The amount of the charge was determined as the excess of the carrying value over the fair value less costs to sell based on the implied fair value of the resources in place using comparable market transaction metrics.

10. Goodwill and intangible assets

A. Reconciliation of carrying amount

	Goodwill	Contracts	Intellectual property	Patents	Total
Cost
Beginning of year	$—	$—	$118,819	$8,697	$127,516
Additions [note 6]	87,460	86,627	—	—	174,087
Effect of movements in exchange rates	6,538	6,475	—	601	13,614

End of year	93,998	93,102	118,819	9,298	315,217

Accumulated amortization
Beginning of year	—	—	33,694	721	34,415
Amortization charge	—	79,609	3,246	494	83,349
Effect of movements in exchange rates	—	3,351	—	71	3,422

End of year	—	82,960	36,940	1,286	121,186

Net book value at December 31, 2013	$93,998	$10,142	$81,879	$8,012	$194,031

	Intellectual property	Patents	Total
Cost
Beginning of year	$118,819	$8,890	$127,709
Effect of movements in exchange rates	—	(193)	(193)

End of year	118,819	8,697	127,516

Accumulated amortization
Beginning of year	29,735	246	29,981
Amortization charge	3,959	484	4,443
Effect of movements in exchange rates	—	(9)	(9)

End of year	33,694	721	34,415

Net book value at December 31, 2012	$85,125	$7,976	$93,101

B. Amortization

The intangible asset values relate to intellectual property acquired with Cameco Fuel Manufacturing (CFM), patents acquired with UFP Investments LLC (UFP) and purchase and sale contracts acquired with NUKEM. The CFM intellectual property is being amortized on a unit-of-production basis over its remaining life. Amortization is allocated to the cost of inventory and is recognized in cost of products and services sold as inventory is sold. The patents acquired with UFP are being amortized to cost of products and services sold on a straight-line basis over their remaining life which expires in July 2029. The NUKEM purchase and sale contracts will be amortized to earnings over the remaining terms of the underlying contracts, which extend to 2022. Amortization of the purchase contracts is allocated to the cost of inventory and is included in cost of sales as inventory is sold. Sale contracts are amortized to revenue. The approximate amount of pre-tax earnings (in USD) relating to the amortization of the fair value allocated to the NUKEM contracts is as follows:

2014	2015	2016	2017	2018	2019	2020	2021	2022	Total
$(694)	1,933	2,897	994	1,091	975	871	777	692	$9,536

C. Impairment test

For the purpose of impairment testing, goodwill is attributable to NUKEM, which is considered a CGU.

The recoverable amount of NUKEM was estimated based on a value in use calculation, which involved discounting the future cash flows expected to be generated from the continuing use of the CGU. The estimated recoverable amount of NUKEM exceeded its carrying amount by approximately $70,500,000 (US) and therefore no impairment loss was recognized.

Five years of cash flows were included in the discounted cash flow model. Any cash flows expected to be generated beyond the initial five-year period were extrapolated using a terminal value growth rate. The projected cash flows included in the calculation were based upon NUKEM’s approved financial forecasts and strategic plan, which incorporate NUKEM’s current contract portfolio as well as management’s expectations regarding future business activity. The key assumptions used in the estimation of the value in use were as follows:

2013
Discount rate (pre-tax)	11.6%
Discount rate (post-tax)	8.8%
Terminal value growth rate	2.5%

The discount rate was determined based on NUKEM’s internal weighted average cost of capital, adjusted for the marginal return a market participant would expect to earn on an investment in the entity. It represents a nominal, post-tax figure. The terminal value growth rate was determined based on management’s expected average annual long-term growth in the uranium industry. The rate represents a nominal figure, and it is consistent with forecast economic growth rates observed in the market.

Other key assumptions include uranium price forecasts and perpetual cash flows. Uranium prices applied in the calculation were based on approved internal price forecasts, which reflect management’s experience and industry expertise. These prices are consistent with expected long-term prices observed in the market. Perpetual cash flows have been determined based on management’s expectation of future business activity.

Cameco has validated the results of the value in use calculation by performing sensitivity tests on its key assumptions. Holding all other variable constant, the decreases in recoverable amount created by marginal changes in each of the key assumptions are as follows:

	Change in assumption	Amount of decrease
Discount rate	1% increase	$19,344
Terminal value growth rate	1% decrease	12,847
Uranium prices	$1/lb decrease	4,220
Perpetual annual cash flow	$1 Million (US) decrease	11,331

As a result of these tests, the Company believes that any reasonably possible changes in the key assumptions would not result in NUKEM’s carrying amount exceeding its recoverable amount.

11. Long-term receivables, investments and other

		(Revised - note 3)
	2013	2012
Investments in equity securities	$22,805	$20,599
Derivatives [note 27]	7,391	22,453
Advances receivable from JV Inkai LLP [note 32]	95,319	87,264
Investment tax credits	82,177	69,690
Amounts receivable related to tax dispute [note 22]	59,475	13,400
Other	24,156	20,759

	291,323	234,165
Less current portion	(3,775)	(22,807)

Net	$287,548	$211,358

12. Equity-accounted investees

		(Revised - note 3)
	2013	2012
Interest in BPLP [note 16]	$294,537	$—
Interest in GLE	185,162	185,698
Interests in other associates	7,104	16,793
Interests in other joint ventures	5,909	3,398

	$492,712	$205,889

A. Joint ventures

i. Interest in BPLP (note 33)

BPLP operates four nuclear reactors at the Bruce B electricity-generating station in southern Ontario. Cameco holds a 31.6% interest in the BPLP partnership, which is governed by an agreement that provides for joint control of the strategic operating, investing and financing activities among the three major partners. BPLP is a joint venture and Cameco accounts for it under the equity method of accounting.

The following table summarizes the financial information of BPLP (100%):

	2013	2012
Cash and cash equivalents	$22,700	$1,500
Other current assets	686,700	821,700
Non-current assets	1,537,800	1,557,700
Current liabilities	(391,200)	(493,000)
Non-current liabilities	(1,029,500)	(2,141,000)

Net assets (liabilities)	$826,500	$(253,100)

	2013	2012
Revenue from products and services	$1,369,800	$1,487,400
Cost of products and services sold	(776,500)	(724,200)
Depreciation and amortization	(223,800)	(220,500)
Finance income	18,800	20,400
Finance costs	(27,000)	(46,800)

Earnings before income taxes	$361,300	$516,300

Cameco’s share	114,171	163,151
Adjustments (i)	(4,618)	(5,305)

Cameco’s share of earnings before taxes	$109,553	$157,846

(i)	In addition to its proportionate share of earnings from BPLP, Cameco records certain consolidating adjustments to amortize fair values assigned to assets and liabilities at the time of acquisition.

The following table reconciles the summarized financial information to the carrying amount of Cameco’s interest in BPLP:

	2013	2012
Cameco’s share of net assets	$261,174	$(79,980)
Proprietary assets and other adjustments	33,363	39,447

Carrying amount in the statement of financial position	$294,537	$(40,533)

Beginning of the year	$(40,533)	$10,600
Share of earnings	114,171	163,151
Share of comprehensive income (loss)	314,831	(93,694)
Net distributions received	(91,166)	(114,392)
Proprietary adjustments	(2,766)	(6,198)

Carrying amount in the statement of financial position	$294,537	$(40,533)

(a)	During the year, Cameco, Cameco Bruce Holdings II Inc., BPC Generation Infrastructure Trust (BPC) and TransCanada Pipelines Limited (TransCanada) (collectively, the Consortium), signed an agreement with BE confirming the amount of the damages paid to the Consortium in connection with the claim against British Energy Limited and British Energy International Holdings Limited (collectively, BE) on the issues of repair costs and lost revenue for breach of a representation and warranty contained in the February 14, 2003 Amended and Restated Master Purchase Agreement under which the Consortium acquired BE’s interest in BPLP.

In connection with this arbitration, BE had issued on February 10, 2006 and then served on OPG and BPLP a Statement of Claim. This Statement of Claim seeks damages for any amounts that BE is found liable to pay to the Consortium in connection with the Unit 8 steam generator arbitration described above, additional damages in the amount of $500,000,000, costs pre and post judgement interest amongst other things. As part of the settlement noted above, BE is effectively discontinuing their action against BPLP.

(b)	Annual supplemental rents of $31,000,000 (subject to CPI) per operating reactor are payable by BPLP to OPG. Should the hourly annual average price of electricity in Ontario fall below $30 per megawatt hour for any calendar year, the supplemental rent reduces to $12,000,000 per operating reactor. In accordance with the Sublease Agreement, BALP will participate in its share of any adjustments to the supplemental rent. During 2013, BPLP recognized an amount receivable of $79,000,000 and a related reduction to lease expense, with Cameco’s share being $25,000,000.
(c)	Cameco, TransCanada and BPC have assumed the obligations to provide financial guarantees on behalf of BPLP. Cameco has provided the financial assurance of termination payments to OPG pursuant to the lease agreement of $58,300,000 with a term to 2018. The fair value of this guarantee is nominal.
(d)	Under a supply contract with the Ontario Power Authority (OPA), BPLP is entitled to receive payments from the OPA during periods when the market price for electricity in Ontario is lower than the floor price defined under the agreement during a calendar year. On July 6, 2009, BPLP and the OPA amended the supply contract such that beginning in 2009, the annual payments received will not be subject to repayment in future years. Previously, the payments received under the agreement were subject to repayment during the entire term of the contract, dependent on the spot price in future periods. On April 3, 2013, BPLP and the OPA reached an agreement to amend the supply contract to extend the floor price from the original end of life dates from between 2016 and 2019 to between 2019 and 2020. During 2013, BPLP recorded as revenue $698,300,000 (2012 - $773,300,000) under this agreement, with Cameco’s share being $220,700,000 (2012 - $244,400,000).

ii. Other joint ventures

Cameco has a number of individually immaterial joint ventures. The following table summarizes, in aggregate, the carrying amount and share of earnings and other comprehensive income of these joint ventures:

	2013	2012
Carrying amount of joint ventures	$5,909	$3,398
Share of earnings from operations and comprehensive income	$3,241	$388

B. Associates

i. GE-Hitachi Global Laser Enrichment LLC (GLE)

GLE primarily operates in North Carolina and is testing a third-generation technology that, if successful, will use lasers to commercially enrich uranium. Cameco owns a 24% interest in GLE and accounts for it under the equity method of accounting.

The following table summarizes the financial information of GLE:

	2013	2012
Current assets	$526	$492
Non-current assets	206,107	244,330
Current liabilities	(5,280)	(4,939)

Net assets (100%)	$201,353	$239,883

Cameco’s share of net assets (24%)	$48,325	$57,572
Proprietary assets and other adjustments	136,837	128,126

Carrying amount in the statement of financial position	$185,162	$185,698

Loss from operations and comprehensive loss	$(54,477)	$(12,724)

Cameco’s share of loss from operations and comprehensive loss (24%)	$(13,074)	$(3,054)

A promissory note was issued to finance the acquisition of GLE. The promissory note is payable on demand and bears interest at market rates (note 32).

ii. Other associates

Cameco has a number of individually immaterial associates. The following table summarizes, in aggregate, the carrying amount and share of loss and other comprehensive income of these associates:

	2013	2012
Carrying amount of associates	$7,104	$16,793
Share of loss from operations and comprehensive loss	$(1,034)	$(3,230)

At December 31, 2013, the quoted value of the Company’s share in associates having shares listed on recognized stock exchanges was $19,758,000 (2012 - $29,512,000). The carrying value of these investments were $7,104,000 at December 31, 2013 (2012 - $7,745,000).

13. Accounts payable and accrued liabilities

		(Revised - note 3)
	2013	2012
Trade payables	$346,390	$275,571
Non-trade payables	72,857	100,723
Payables due to related parties	18,694	11,359

Total	$437,941	$387,653

The Company’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 27.

14. Short-term debt

		(Revised - note 3)
	2013	2012
Promissory note payable	$10,601	$42,106
Commercial paper	24,974	24,984
NUKEM short-term loans	14,655	—

Total	$50,230	$67,090

In 2008, a promissory note in the amount of $73,344,000 (US) was issued to finance the acquisition of GLE. The promissory note is payable on demand and bears interest at a market rate of 0.95%. At December 31, 2013, $9,967,000 (US) was outstanding under this promissory note (2012—$42,322,000 (US)).

Cameco borrows directly in the commercial paper market. As of December 31, 2013, there was $24,974,000 outstanding (2012—$24,984,000), bearing interest at an average rate of 1.13%.

JV Inkai LLP (Inkai) has a $20,000,000 (US) revolving credit facility that is available until August 11, 2015. Cameco’s share of this facility is $12,000,000 (US). No balance was outstanding under this facility at December 31, 2013, or December 31, 2012.

During 2013, NUKEM entered into a multicurrency revolving loan facility that is available until February 15, 2018. Total funds of €100,000,000 are available under the facility, which can be drawn in either Euros or US dollars in the form of bank overdrafts, letters of credit, short-term loans, or foreign exchange facilities. Any amounts drawn in Euros bear interest at a rate equal to the comparable EURIBOR on the draw date plus 0.9%, while amounts drawn in US dollars bear interest at a rate equal to the comparable LIBOR on the draw date plus 1.3%.

As of December 31, 2013, NUKEM had drawn a total of €38,130,000 against the facility, of which €28,130,000 was drawn in the form of bank overdrafts, and €10,000,000 in the form of short-term loans. The bank overdrafts are due on demand and carry a variable interest rate, while the short-term loans are due on January 23, 2014 and bear interest at a rate of 1.14% per annum. NUKEM also has $693,000 (US) in letters of credit drawn on the facility in support of performance obligations under outstanding delivery contracts.

The terms of the facility contain a financial covenant that requires NUKEM to maintain a minimum working capital to debt ratio of 1.35. The facility also stipulates Cameco as a guarantor for NUKEM’s withdrawals, and requires the Company to maintain a credit rating of at least BBB-. Failure to comply with these covenants could result in cancellation of the facility and accelerated payment of any outstanding amounts. As of December 31, 2013, NUKEM and Cameco were in compliance with the covenants, and the Company does not expect its operating and investing activities in 2014 to be constrained by them.

15. Long-term debt

	2013	2012
Unsecured debentures
Series C - 4.70% debentures due September 16, 2015	$299,537	$299,265
Series D - 5.67% debentures due September 2, 2019	497,003	496,566
Series E - 3.75% debentures due November 14, 2022	397,626	397,403
Series F - 5.09% debentures due November 14, 2042	99,217	99,206

Total	$1,293,383	$1,292,440

Cameco has a $1,250,000,000 unsecured revolving credit facility that is available until November 1, 2018. Upon mutual agreement, the facility can be extended for an additional year on the anniversary date. In addition to direct borrowings under the facility, up to $100,000,000 can be used for the issuance of letters of credit and, to the extent necessary, it may be used to provide liquidity support for the Company’s commercial paper program. The agreement also provides the ability to increase the revolving credit facility above $1,250,000,000 by increments no less than $50,000,000, to a total of $1,750,000,000. The facility ranks equally with all of Cameco’s other senior debt. As of December 31, 2013, there were no amounts outstanding under this facility.

Cameco has $798,774,000 ($443,699,000 and $333,844,000 (US)) in letter of credit facilities. Outstanding letters of credit at December 31, 2013 amounted to $790,944,000 ($436,957,000 and $331,712,000 (US)) (2012—$672,224,000 ($405,421,000 and $267,879,000 (US))), the majority of which relate to future decommissioning and reclamation liabilities [note 17].

Cameco is bound by a covenant in its revolving credit facility. The covenant requires a funded debt to tangible net worth ratio equal to or less than 1:1. Non-compliance with this covenant could result in accelerated payment and termination of the revolving credit facility. At December 31, 2013, Cameco was in compliance with the covenant and does not expect its operating and investing activities in 2014 to be constrained by it.

The table below represents currently scheduled maturities of long-term debt:

2014	2015	2016	2017	2018	Thereafter	Total
$—	299,537	—	—	—	993,846	$1,293,383

16. Other liabilities

		(Revised - note 3)
	2013	2012
Deferred sales	$55,126	$9,820
Derivatives [note 27]	30,923	1,954
Accrued pension and post-retirement benefit liability [note 26]	45,931	32,647
Interest in BPLP [note 12]	—	40,533
Other	8,085	5,591

	140,065	90,545
Less current portion	(60,685)	(13,028)

Net	$79,380	$77,517

17. Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$552,636	$16,818	$569,454
Changes in estimates and discount rates	1,958	397	2,355
Provisions used during the period	(9,576)	(474)	(10,050)
Unwinding of discount	16,161	230	16,391
Impact of foreign exchange	12,763	—	12,763

End of year	$573,942	$16,971	$590,913

Current	$17,817	$2,396	$20,213
Non-current	556,125	14,575	570,700

	$573,942	$16,971	$590,913

A. Reclamation provision

Cameco’s estimates of future decommissioning obligations are based on reclamation standards that satisfy regulatory requirements. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, decommissioning and reclamation alternatives and amounts to be recovered from other parties.

Cameco estimates total future decommissioning and reclamation costs for its existing operating assets to be $823,493,000. The expected timing of these outflows is based on life-of-mine plans with the majority of expenditures expected to occur after 2019. These estimates are reviewed by Cameco technical personnel as required by regulatory agencies or more frequently as circumstances warrant. In connection with future decommissioning and reclamation costs, Cameco has provided financial assurances of $767,635,000 in the form of letters of credit to satisfy current regulatory requirements.

The reclamation provision relates to the following segments:

	2013	2012
Uranium	$468,546	$435,842
Fuel Services	105,396	116,794

Total	$573,942	$552,636

B. Waste disposal

The Fuel Services division consists of the Blind River refinery, Port Hope conversion facility and Cameco fuel manufacturing. The refining, conversion and manufacturing processes generate certain uranium contaminated waste. These include contaminated combustible material (paper, rags, gloves, etc.), and contaminated non-combustible material (metal parts, soil from excavations, building and roofing materials, spent uranium concentrate drums, etc.). These materials can in some instances be recycled or reprocessed. A provision for waste disposal costs in respect of these materials is recognized when they are generated.

Cameco estimates total future costs related to existing waste disposal to be $18,250,000. These outflows are expected to occur within the next eight years.

18. Share capital

Authorized share capital:

•	Unlimited number of first preferred shares

•	Unlimited number of second preferred shares

•	Unlimited number of voting common shares, no stated par value, and

•	One Class B share

A. Common shares

Number issued (number of shares)	2013	2012
Beginning of year	395,350,394	394,745,423
Issued:
Stock option plan [note 25]	126,836	604,971

Total	395,477,230	395,350,394

All issued shares are fully paid.

B. Class B share

One Class B share issued during 1988 and assigned $1 of share capital entitles the shareholder to vote separately as a class in respect of any proposal to locate the head office of Cameco to a place not in the province of Saskatchewan.

C. Dividends

Dividends on Cameco Corporation common shares are declared in Canadian dollars. For the year ended December 31, 2013, the dividend declared per share was $0.40 (December 31, 2012—$0.40).

19. Employee benefit expense

The following employee benefit expenses are included in cost of products and services sold, administration, exploration, research and development, other income, and property, plant and equipment:

		(Revised - note 3)
	2013	2012
Wages and salaries	$353,772	$347,615
Statutory and company benefits	62,287	61,884
Equity-settled share-based compensation [note 25]	24,289	22,780
Expenses related to defined benefit plans [note 26]	4,103	4,172
Contributions to defined contribution plans [note 26]	16,441	16,114
Cash-settled share-based compensation [note 25]	1,272	677

Total	$462,164	$453,242

20. Finance costs

		(Revised - note 3)
	2013	2012
Interest on long-term debt	$66,273	$46,674
Unwinding of discount on provisions	16,391	13,537
Other charges	6,286	5,839
Foreign exchange losses (gains)	(27,378)	587
Interest on short-term debt	549	1,017

Total	$62,121	$67,654

No borrowing costs were determined to be eligible for capitalization during the year.

21. Other expense

	2013	2012
Loss on sale of investments	$(14,952)	$—
Contract termination fee	—	(30,294)
Claim settlement	(1,037)	11,000
Other	(2,337)	(5,452)

Total	$(18,326)	$(24,746)

22. Income taxes

A. Significant components of deferred tax assets and liabilities

		(Revised - note 3)		(Revised - note 3)
	Recognized in earnings		As at December 31
	2013	2012	2013	2012
Assets
Inventories	$(3,250)	$3,250	$—	$3,250
Provision for reclamation	9,084	7,152	174,708	166,588
Foreign exploration and development	(2,711)	(62)	6,910	9,621
Income tax losses	73,412	59,174	199,412	126,241
Defined benefit plan actuarial losses	—	—	8,807	89,495
Other	8,672	15,807	59,628	47,691

Deferred tax assets	85,207	85,321	449,465	442,886

Liabilities
Property, plant and equipment	(42,994)	(16,645)	184,930	226,723
Inventories	(15,825)	(4,629)	37,139	—
Long-term investments and other	(24,918)	15,204	3,102	28,020

Deferred tax liabilities	(83,737)	(6,070)	225,171	254,743

Net deferred tax asset	$168,944	$91,391	$224,294	$188,143

		(Revised - note 3)
Deferred tax allocated as	2013	2012
Deferred tax assets	$266,203	$193,916
Deferred tax liabilities	(41,909)	(5,773)

Net deferred tax asset	$224,294	$188,143

Based on projections of future income, realization of these deferred tax assets is probable and consequently a deferred tax asset has been recorded.

B. Movement in net deferred tax assets and liabilities

		(Revised - note 3)
	2013	2012
Net deferred tax asset at beginning of year	$188,143	$74,058
Deferred tax liability on acquisition of NUKEM	(52,964)	—
Recovery for the year in net earnings	168,944	91,391
Recovery (expense) for the year in other comprehensive income	(79,427)	23,334
Foreign exchange adjustments	(402)	(640)

End of year	$224,294	$188,143

C. Significant components of unrecognized deferred tax assets

	2013	2012
Income tax losses	$72,656	$73,019
Property, plant and equipment	54,759	58,249
Long-term investments and other	12,539	7,750

Total	$139,954	$139,018

D. Tax rate reconciliation

The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

`		(Revised - note 3)
	2013	2012
Earnings before income taxes and non-controlling interest	$227,929	$201,115
Combined federal and provincial tax rate	26.9%	26.9%

Computed income tax expense	61,313	54,100
Increase (decrease) in taxes resulting from:
Difference between Canadian rates and rates applicable to subsidiaries in other countries	(200,877)	(173,497)
Change in unrecognized deferred tax assets	11,297	52,742
Other taxes	3,332	3,524
Share-based compensation plans	3,580	3,828
Change in tax provision related to transfer pricing	10,000	9,000
Non-deductible capital amounts	18,328	—
Other permanent differences	3,269	(338)

Income tax recovery	$(89,758)	$(50,641)

E. Reassessments

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing structure and methodology used by Cameco and its wholly owned Swiss subsidiary, Cameco Europe Ltd. (CEL), in respect of sale and purchase agreements for uranium products. From December 2008 to date, CRA issued notices of reassessment for the taxation years 2003 through 2008, which have increased Cameco’s income for Canadian tax purposes by approximately $43,000,000, $108,000,000, $197,000,000, $243,000,000, $708,000,000 and $744,000,000, respectively. Cameco believes it is likely that CRA will reassess Cameco’s tax returns for subsequent years on a similar basis and that these will result in future cash payments on receipt of the reassessments.

Using the methodology we believe that CRA will continue to apply, and including the $2,043,000,000 already reassessed, we expect to receive notices of reassessment for a total of approximately $5,700,000,000 for the years 2003 through 2013, which would increase Cameco’s income for Canadian tax purposes and result in a related tax expense of approximately $1,600,000,000. In addition to penalties already imposed, CRA may continue to apply penalties to taxation years subsequent to 2007. As a result, we estimate that cash taxes and transfer pricing penalties would be between $1,250,000,000 and $1,300,000,000. In addition, we estimate there would be interest and instalment penalties applied that would be material to Cameco. We would be responsible for remitting 50% of the cash taxes and transfer pricing penalties, or between $625,000,000 and $650,000,000, plus related interest and instalment penalties assessed, which would be material to Cameco.

Under Canadian federal and provincial tax legislation, the amount required to be remitted each year will depend on the amount of income reassessed in that year and the availability of elective deductions and tax loss carryovers. In light of our view of the likely outcome of the case, we expect to recover the amounts remitted to CRA, including the $59,475,000 already paid as at December 31, 2013 (2012—$13,400,000) (note 11). Included in this receivable is $36,000,000 that relates to a $72,000,000 transfer pricing penalty that CRA’s Transfer Pricing Review Committee has imposed for the 2007 taxation year. This was the first transfer pricing penalty assessed since CRA began to issue reassessments with respect to the transfer pricing dispute. In addition, the 2008 reassessment has resulted in Cameco being required to make a cash payment of approximately $44,000,000 in the first quarter of 2014.

The case on the 2003 reassessment is expected to go to trial in 2015. If this timing is adhered to, we expect to have a Tax Court decision in 2015 or 2016.

Having regard to advice from its external advisors, Cameco’s opinion is that CRA’s position is incorrect, and Cameco is contesting CRA’s position and expects to recover any cash paid as a result of the reassessments. However, to reflect the uncertainties of CRA’s appeals process and litigation, Cameco has recorded a cumulative tax provision related to this matter for the years 2003 through 2013 in the amount of $73,000,000. While the resolution of this matter may result in liabilities that are higher or lower than the reserve, management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution. Resolution of this matter as stipulated by CRA would be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution, and other unfavourable outcomes for the years 2003 through 2013 could be material to Cameco’s financial position, results of operations and cash flows in the year(s) of resolution.

Further to Cameco’s decision to contest CRA’s reassessments, Cameco is pursuing its appeal rights under Canadian federal and provincial tax legislation.

F. Earnings and income taxes by jurisdiction

		(Revised - note 3)
	2013	2012
Earnings (loss) before income taxes
Canada	$(602,568)	$(336,957)
Foreign	830,497	538,072

	$227,929	$201,115

Current income taxes
Canada	$13,673	$504
Foreign	65,513	40,246

	$79,186	$40,750
Deferred income tax recovery
Canada	$(133,588)	$(79,315)
Foreign	(35,356)	(12,076)

	$(168,944)	$(91,391)

Income tax recovery	$(89,758)	$(50,641)

G. Income tax losses

At December 31, 2013, income tax losses carried forward of $968,347,000 (2012—$702,654,000) are available to reduce taxable income. These losses expire as follows:

Date of expiry	Canada	US	Other	Total
2019	$—	$—	$1,680	$1,680
2020	—	—	1,998	1,998
2029	—	21,856	—	21,856
2030	46	1,277	—	1,323
2031	140,593	18,641	—	159,234
2032	218,823	18,396	—	237,219
2033	280,694	23,448	—	304,142
No expiry	—	—	240,895	240,895

	$640,156	$83,618	$244,573	$968,347

Included in the table above is $244,845,000 (2012—$243,080,000) of temporary differences related to loss carry forwards where no future benefit is realized.

H. Other comprehensive loss

Other comprehensive loss included on the consolidated statements of comprehensive income and the consolidated statements of changes in equity is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive loss:

For the year ended December 31, 2013

	Before tax	Income tax recovery (expense)	Net of tax
Remeasurements of defined benefit liability	$2,585	$(715)	$1,870
Remeasurements of defined benefit liability—equity-accounted investees	319,887	(79,972)	239,915
Exchange differences on translation of foreign operations	(10,792)	—	(10,792)
Gains on derivatives designated as cash flow hedges—equity-accounted investees	253	(63)	190
Gains on derivatives designated as cash flow hedges transferred to net earnings—equity-accounted investees	(5,309)	1,327	(3,982)
Unrealized gains on available-for-sale assets	32	(4)	28

	$306,656	$(79,427)	$227,229

For the year ended December 31, 2012 (revised – note 3)

	Before tax	Income tax recovery (expense)	Net of tax
Remeasurements of defined benefit liability	$294	$(113)	$181
Remeasurements of defined benefit liability—equity-accounted investees	(73,059)	18,265	(54,794)
Exchange differences on translation of foreign operations	(23,287)	—	(23,287)
Gains on derivatives designated as cash flow hedges —equity-accounted investees	5,309	(1,327)	3,982
Gains on derivatives designated as cash flow hedges transferred to net earnings—equity-accounted investees	(25,934)	6,484	(19,450)
Unrealized losses on available-for-sale assets	(24)	5	(19)
Gains on available-for-sale assets transferred to net earnings	(149)	20	(129)

	$(116,850)	$23,334	$(93,516)

23. Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2013 was 395,427,548 (2012—395,234,091).

		(Revised - note 3)
	2013	2012
Basic earnings per share computation
Net earnings attributable to equity holders	$318,495	$253,309
Weighted average common shares outstanding	395,428	395,234

Basic earnings per common share	$0.81	$0.64

Diluted earnings per share computation
Net earnings attributable to equity holders	$318,495	$253,309
Weighted average common shares outstanding	395,428	395,234
Dilutive effect of stock options	126	605

Weighted average common shares outstanding, assuming dilution	395,554	395,839

Diluted earnings per common share	$0.81	$0.64

24. Statements of cash flows

		(Revised - note 3)
	2013	2012
Changes in non-cash working capital:
Accounts receivable	$26,972	$113,195
Inventories	(107,221)	(56,708)
Supplies and prepaid expenses	(60,738)	3,094
Accounts payable and accrued liabilities	(21,999)	833
Reclamation payments	(10,050)	(24,547)
Other	33,510	(22,751)

Other operating items	$(139,526)	$13,116

25. Share-based compensation plans

The Company has the following equity-settled plans:

A. Stock option plan

The Company has established a stock option plan under which options to purchase common shares may be granted to employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the Toronto Stock Exchange (TSX) for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 27,554,787 shares have been issued.

Stock option transactions for the respective years were as follows:

(Number of options)	2013	2012
Beginning of year	9,517,840	8,526,090
Options granted	1,840,932	2,097,573
Options forfeited	(1,414,493)	(500,852)
Options exercised [note 18]	(126,836)	(604,971)

End of year	9,817,443	9,517,840

Exercisable	6,279,629	5,964,201

Weighted average exercise prices were as follows:

	2013	2012
Beginning of year	$31.20	$32.47
Options granted	22.00	21.14
Options forfeited	28.94	34.22
Options exercised	19.52	11.61

End of year	$29.95	$31.20

Exercisable	$33.30	$33.53

Total options outstanding and exercisable at December 31, 2013 were as follows:

		Options outstanding		Options exercisable
Option price per share	Number	Weighted average remaining life	Weighted average exercisable price	Number	Weighted average exercisable price
$15.79 - 34.99	5,962,358	5.6	$22.84	2,892,297	$24.10
$35.00 - 54.38	3,855,085	2.6	40.96	3,387,332	41.15

	9,817,443			6,279,629

The foregoing options have expiry dates ranging from March 1, 2014 to February 28, 2021.

Non-vested stock option transactions for the respective years were as follows:

(Number of options)	2013	2012
Beginning of year	3,553,639	2,969,673
Options granted	1,840,932	2,097,573
Options forfeited	(200,546)	(88,868)
Options vested	(1,656,211)	(1,424,739)

End of year	3,537,814	3,553,639

B. Executive performance share unit (PSU)

The Company has established a PSU plan whereby it provides each plan participant an annual grant of PSUs in an amount determined by the board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash at the board’s discretion, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the three-year period will be based on total shareholder return over the three years, Cameco’s ability to meet its annual cash flow from operations targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period. As of December 31, 2013, the total number of PSUs held by the participants after adjusting for forfeitures on retirement was 559,401 (2012—350,240).

C. Executive restricted share unit (RSU)

In 2011, the Company established an RSU plan whereby it provides each plan participant an annual grant of RSUs in an amount determined by the board. Each RSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash at the board’s discretion. The final value of the RSUs will be based on the value of Cameco common shares at the end of the three-year vesting period. As of December 31, 2013, the total number of RSUs held by the participants was 70,000 (2012—70,000). There were no grants of RSUs in 2013.

D. Employee share ownership plan

Cameco also has an employee share ownership plan, whereby both employee and Company contributions are used to purchase shares on the open market for employees. The Company’s contributions are expensed during the year of contribution. Under the plan, employees have the opportunity to participate in the program to a maximum of 6% of eligible earnings each year with Cameco matching the first 3% of employee-paid shares by 50%. Cameco contributes $1,000 of shares annually to each employee that is enrolled in the plan. Shares purchased with Company contributions and with dividends paid on such shares become unrestricted 12 months from the date on which such shares were purchased. At December 31, 2013, there were 3,718 participants in the plan (2012—3,913). The total number of shares purchased in 2013 with Company contributions was 278,349 shares (2012—265,921). In 2013, the Company’s contributions totalled $5,281,000 (2012—$5,230,000).

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the period the Company recognized the following expenses under these plans:

	2013	2012
Stock option plan	$13,322	$14,247
Performance share unit plan	5,092	2,709
Restricted share unit plan	594	594
Employee share ownership plan	5,281	5,230

End of year	$24,289	$22,780

Fair value measurement of equity-settled plans

The fair value of the units granted through the PSU plan was determined based on Monte Carlo simulation, and the fair value of all other equity-settled payment plans was measured based on the Black-Scholes option-pricing model. Expected volatility is estimated by considering historic average share price volatility.

The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows:

	Stock option plan	PSUs
Number of options granted	1,840,932	308,950
Average strike price	$22.00	—
Expected dividend	$0.40	—
Expected volatility	41%	34%
Risk-free interest rate	1.2%	1.1%
Expected life of option	4.4 years	3 years
Expected forfeitures	8%	0%
Weighted average grant date fair values	$6.51	$21.45

In addition to these inputs, other features of the PSU grant were incorporated into the measurement of fair value. The market condition based on total shareholder return was incorporated by utilizing a Monte Carlo simulation. The non-market criteria relating to realized selling prices, production targets and cost control have been incorporated into the valuation at grant date by reviewing prior history and corporate budgets.

The Company has the following cash-settled plans:

A. Deferred share unit (DSU)

Cameco offers a DSU plan to non-employee directors. A DSU is a notional unit that reflects the market value of a single common share of Cameco. 60% of each director’s annual retainer is paid in DSUs. In addition, on an annual basis, directors can elect to receive 25%, 50%, 75% or 100% of the remaining 40% of their annual retainer and any additional fees in the form of DSUs. If a director meets their ownership requirements, the director may elect to take 25%, 50%, 75% or 100% of their annual retainer and any fees in cash, with the balance, if any, to be paid in DSUs. Each DSU fully vests upon award. The DSUs will be redeemed for cash upon a director leaving the board. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Cameco on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the director. As of December 31, 2013, the total number of DSUs held by participating directors was 523,855 (2012—457,277).

B. Phantom stock option

Cameco makes annual grants of bonuses to eligible non-North American employees in the form of phantom stock options. Employees receive the equivalent value of shares in cash when exercised. Options granted under the phantom stock option plan have an award value equal to the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. As of December 31, 2013, the number of options held by participating employees was 239,885 (2012—248,440) with exercise prices ranging from $19.37 to $46.88 per share (2012—$19.37 to $46.88) and a weighted average exercise price of $31.22 (2012—$32.13).

Cameco has recognized the following expenses under its cash-settled plans:

	2013	2012
Deferred share unit plan	$1,192	$352
Phantom stock option plan	80	325

	$1,272	$677

At December 31, 2013, a liability of $12,112,000 (2012—$9,665,000) was included in the consolidated statements of financial position to recognize accrued but unpaid expenses for cash-settled plans.

Fair value measurement of cash-settled plans

The fair value of all cash-settled payment plans was measured based on the Black-Scholes option-pricing model. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the measurement of the fair values at measurement date of the cash-settled share-based payment plans were as follows:

	Grant date March 1, 2013	Reporting date December 31, 2013
Number of units	49,725	239,885
Average strike price	$22.00	$31.22
Expected dividend	$0.40	$0.40
Expected volatility	44%	32%
Risk-free interest rate	1.3%	1.7%
Expected life of option	5 years	3.3 years
Expected forfeitures	8%	8%
Weighted average measurement date fair values	$6.86	$3.44

26. Pension and other post-retirement benefits

Cameco maintains both defined benefit and defined contribution plans providing pension benefits to substantially all of its employees. All regular and temporary employees participate in a registered defined contribution plan except for one employee who participates in a registered defined benefit plan. In addition, all Canadian-based executives participate in a non-registered supplemental executive pension plan which is also a defined benefit plan. This plan is registered under the Pension Benefits Standard Act, 1985.

Under the supplemental executive pension plan, Cameco provides a lump sum benefit equal to the present value of a lifetime pension benefit based on the executive’s length of service and final average earnings. The plan provides for unreduced benefits to be paid at the normal retirement age of 65, however unreduced benefits could be paid if the executive was at least 60 years of age and had 20 years of service at retirement. This program provides for a benefit determined by a formula based on earnings and service, reduced by the benefits payable under the registered base plan. In 2013, there was a plan amendment wherein Cameco’s funding to the supplemental plan was replaced by a letter of credit held by the plan’s trustee. The face amount of the letter of credit will be determined each year based on the wind-up liabilities of the supplemental plan, less any plan assets currently held with the trustee. A valuation will be required annually to determine the letter of credit amount. Benefits will continue to be paid from plan assets until the fund is exhausted, at which time Cameco will begin paying benefits from corporate assets.

Cameco also maintains non-pension post-retirement plans (“other benefit plans”) which are defined benefit plans that cover such benefits as group life insurance and supplemental health and dental coverage to eligible employees and their dependants. The costs related to these plans are charged to earnings in the period during which the employment services are rendered. These plans are funded by Cameco as benefit claims are made.

The board of directors of Cameco has final responsibility and accountability for the Cameco retirement programs. The board is ultimately responsible for managing the programs to comply with applicable legislation, providing oversight over the general functions and setting certain policies.

Cameco expects to pay $455,000 in contributions and letter of credit fees to its defined benefit plans in 2014.

The post-retirement plans expose Cameco to actuarial risks, such as longevity risk, market risk, interest rate risk, liquidity risk and foreign currency risk. The other benefit plans expose Cameco to risks of higher supplemental health and dental utilization than expected. However, the other benefit plans have limits on Cameco’s annual benefits payable.

The effective date of the most recent valuations for funding purposes on the registered defined benefit pension plans is January 1, 2012. The next planned effective date for valuations is January 1, 2015.

Cameco has more than one defined benefit plan and has generally provided aggregated disclosures in respect of these plans, on the basis that these plans are not exposed to materially different risks. Information relating to Cameco’s defined benefit plans is shown in the following table:

	Pension benefit plans		Other benefit plans
	2013	2012	2013	2012
Fair value of plan assets, beginning of year	$20,167	$20,614	$—	$—
Interest income on plan assets	791	950	—	—
Return on assets excluding interest income	(640)	(448)	—	—
Employer contributions	123	34	—	—
Benefits paid	(5,024)	(968)	—	—
Administrative costs paid	(15)	(15)

Fair value of plan assets, end of year	$15,402	$20,167	$—	$—

Defined benefit obligation, beginning of year	$37,497	$44,111	$15,317	$16,276
Acquisition [note 6]	11,560	—	—	—
Current service cost	1,809	1,717	1,016	834
Interest cost	1,926	1,819	733	737
Actuarial loss (gain) arising from:
- demographic assumptions	1,752	—	558	(390)
- financial assumptions	(3,705)	895	(1,474)	(1,034)
- experience adjustment	(1,827)	(98)	1,471	(126)
Past service cost	(605)	—	—	—
Benefits paid	(5,558)	(10,949)	(674)	(980)
Foreign exchange	1,537	2	—	—

Defined benefit obligation, end of year	$44,386	$37,497	$16,947	$15,317

Defined benefit liability [note 16]	$(28,984)	$(17,330)	$(16,947)	$(15,317)

The percentages of the total fair value of assets in the pension plans for each asset category at December 31 were as follows:

	Pension benefit plans
	2013	2012
Asset category (i)
Canadian equity securities	8%	10%
Global equity securities	15%	18%
Canadian fixed income	21%	24%
Other (ii)	56%	48%

Total	100%	100%

(i)	The defined benefit plan assets contain no material amounts of related party assets at December 31, 2013 and 2012 respectively.
(ii)	Relates to the value of the refundable tax account held by the Canada Revenue Agency. The refundable total is approximately equal to half of the sum of the realized investment income plus employer contributions less half of the benefits paid by the plan.

The following represents the components of net pension and other benefit expense included primarily as part of administration:

	Pension benefit plans		Other benefit plans
	2013	2012	2013	2012
Current service cost	$1,809	$1,717	$1,016	$834
Net interest cost	1,135	869	733	737
Past service cost	(605)	—	—	—
Administration cost	15	15	—	—

Defined benefit expense	2,354	2,601	1,749	1,571
Defined contribution pension expense	16,441	16,114	—	—

Net pension and other benefit expense	$18,795	$18,715	$1,749	$1,571

The total amount of actuarial losses (gains) recognized in other comprehensive income is:

	Pension benefit plans		Other benefit plans
	2013	2012	2013	2012
Actuarial loss (gain)	$(3,780)	$808	$555	$(1,550)
Return on plan assets excluding interest income	640	448	—	—

	$(3,140)	$1,256	$555	$(1,550)

The assumptions used to determine the Company’s defined benefit obligation and net pension and other benefit expense were as follows at December 31 (expressed as weighted averages):

	Pension benefit plans		Other benefit plans
	2013	2012	2013	2012
Discount rate—obligation	4.4%	4.0%	4.8%	4.0%
Discount rate—expense	3.8%	4.5%	4.0%	4.5%
Rate of compensation increase	3.3%	3.0%	—	—
Initial health care cost trend rate	—	—	7.0%	7.0%
Cost trend rate declines to	—	—	5.0%	5.0%
Year the rate reaches its final level	—	—	2018	2018
Dental care cost trend rate	—	—	5.0%	5.0%

At December 31, 2013, the weighted-average duration of the defined benefit obligation for the pension plans was 16.6 years (2012—15.2 years) and for the other benefit plans was 13.2 years (2012—13.1 years).

A 1% change at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the following:

	Pension benefit plans		Other benefit plans
	Increase	Decrease	Increase	Decrease
Discount rate	$(4,589)	$5,883	$(1,781)	$2,189
Rate of compensation increase	$1,852	$(1,638)	n/a	n/a

A 1% change in any of the other assumptions would not have a significant impact on the defined benefit obligation.

The methods and assumptions used in preparing the sensitivity analyses are the same as the methods and assumptions used in determining the financial position of Cameco’s plans as at December 31, 2013. The sensitivity analyses are determined by varying the sensitivity assumption and leaving all other assumptions unchanged. Therefore, the sensitivity analyses do not recognize any interdependence in the assumptions. The methods and assumptions used in determining the above sensitivity are consistent with the methods and assumptions used in the previous year.

In addition, an increase of one year in the expected lifetime of plan participants in the pension benefit plans would increase the defined benefit obligation by $884,200.

To measure the longevity risk for these plans, the mortality rates were reduced such that the average life expectancy for all members increased by one year. The reduced mortality rates were subsequently used to remeasure the defined benefit obligation of the entire plan.

27. Financial instruments and related risk management

Cameco is exposed in varying degrees to a variety of risks from its use of financial instruments. Management and the board of directors, both separately and together, discuss the principal risks of our businesses. The board sets policies for the implementation of systems to manage, monitor and mitigate identifiable risks. Cameco’s risk management objective in relation to these instruments is to protect and minimize volatility in cash flow. The types of risks Cameco is exposed to, the source of risk exposure and how each is managed is outlined below.

Market risk

Market risk is the risk that changes in market prices, such as commodity prices, foreign currency exchange rates and interest rates, will affect the Company’s earnings or the fair value of its financial instruments. Cameco engages in various business activities which expose the Company to market risk. As part of its overall risk management strategy, Cameco uses derivatives to manage some of its exposures to market risk that result from these activities.

Derivative instruments may include financial and physical forward contracts. Such contracts may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency. Market risks are monitored regularly against defined risk limits and tolerances.

Cameco’s actual exposure to these market risks is constantly changing as the Company’s portfolios of foreign currency and commodity contracts change. Changes in fair value or cash flows based on market variable fluctuations cannot be extrapolated as the relationship between the change in the market variable and the change in fair value or cash flow may not be linear.

The types of market risk exposure and the way in which such exposure is managed are as follows:

A. Commodity price risk

As a significant producer and supplier of uranium, nuclear fuel processing and electricity, Cameco bears significant exposure to changes in prices for these products. A substantial change in prices will affect the Company’s net earnings and operating cash flows. Prices for Cameco’s products are volatile and are influenced by numerous factors beyond the Company’s control, such as supply and demand fundamentals, geopolitical events and, in the case of electricity prices, weather.

Cameco’s sales contracting strategy focuses on reducing the volatility in future earnings and cash flow, while providing both protection against decreases in market price and retention of exposure to future market price increases. To mitigate the risks associated with the fluctuations in the market price for uranium products, Cameco seeks to maintain a portfolio of uranium product sales contracts with a variety of delivery dates and pricing mechanisms that provide a degree of protection from pricing volatility.

Cameco does not hold any financial instruments that expose the Company to commodity price risk as of the reporting date.

B. Foreign exchange risk

The relationship between the Canadian and US dollar affects financial results of the uranium business as well as the fuel services business. Sales of uranium product, conversion and fuel manufacturing services are routinely denominated in US dollars while production costs are largely denominated in Canadian dollars.

Cameco attempts to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. To mitigate risks associated with foreign currency, Cameco enters into forward sales contracts to establish a price for future delivery of the foreign currency. These forward sales contracts are not designated as hedges and are recorded at fair value with changes in fair value recognized in earnings. Cameco also has a natural hedge against US currency fluctuations because a portion of its annual cash outlays, including purchases of uranium and conversion services, is denominated in US dollars.

Cameco holds a number of financial instruments denominated in foreign currencies that expose the Company to foreign exchange risk. Cameco measures its exposure to foreign exchange risk on financial instruments as the change in carrying values that would occur as a result of reasonably possible changes in foreign exchange rates, holding all other variables constant. As of the reporting date, the Company has determined its pre-tax exposure to foreign currency exchange risk on financial instruments to be as follows based on a 5% weakening of the Canadian dollar:

	Carrying value
	Currency	(Cdn)	Gain (loss)
Cash and cash equivalents	KZT	$10,160	$508
Cash and cash equivalents	USD	21,342	1,067
Accounts receivable	USD	393,067	19,653
Long-term receivables, investments and other	USD	95,319	4,766
Bank overdraft	EUR	(41,226)	(2,060)
Accounts payable and accrued liabilities	USD	(425,491)	(21,275)
Short-term debt	EUR	(14,655)	(732)
Net foreign currency derivatives	USD	(27,132)	(83,227)

A 5% strengthening of the Canadian dollar against the currencies above at December 31, 2013 would have had an equal but opposite effect on the amounts shown above, assuming all other variables remained constant.

C. Interest rate risk

The Company has a strategy of minimizing its exposure to interest rate risk by maintaining target levels of fixed and variable rate borrowings. The proportions of outstanding debt carrying fixed and variable interest rates are reviewed by senior management to ensure that these levels are within approved policy limits. At December 31, 2013, the proportion of Cameco’s outstanding debt that carries fixed interest rates is 84% (2012—87%).

Cameco is exposed to interest rate risk through its interest rate swap contracts whereby fixed rate payments on a notional amount of $155,000,000 of the Series C senior unsecured debentures were swapped for variable rate payments. The swaps terminate on March 16, 2015. Under the terms of the swaps, Cameco makes interest payments based on the three-month Canada Dealer Offered Rate plus an average margin of 1.83% and receives fixed interest payments of 4.7%. To mitigate this risk, Cameco entered into interest rate cap arrangements, effective March 18, 2013, whereby the three-month Canada Dealer Offered Rate was capped at 5.0% such that total variable payments will not exceed, on average, 6.83%. At December 31, 2013, the fair value of Cameco’s interest rate swaps and caps was $3,616,000 (2012—$5,453,000).

Cameco is also exposed to interest rate risk on its loan facility with Inkai and on NUKEM’s multicurrency revolving loan facility due to the variable nature of the interest rates contained in the terms therein.

Cameco measures its exposure to interest rate risk as the change in cash flows that would occur as a result of reasonably possible changes in interest rates, holding all other variables constant. As of the reporting date, the Company has determined the impact on earnings of a 1% increase in interest rate on variable rate financial instruments to be as follows:

Gain (loss)
Interest rate contracts	$(388)
Advances receivable from Inkai	918
NUKEM loan facility	(517)

Counterparty credit risk

Counterparty credit risk is associated with the ability of counterparties to satisfy their contractual obligations to Cameco, including both payment and performance. Cameco’s sales of uranium product, conversion and fuel manufacturing services expose the Company to the risk of non-payment.

Cameco manages the risk of non-payment by monitoring the credit worthiness of our customers and seeking pre-payment or other forms of payment security from customers with an unacceptable level of credit risk. To mitigate risks associated with certain financial assets, Cameco will hold positions with a variety of large creditworthy institutions.

The maximum exposure to credit risk, as represented by the carrying amount of the financial assets, at December 31 was:

		(Revised - note 3)
	2013	2012
Cash and cash equivalents	$229,135	$749,499
Short-term investments	—	49,535
Accounts receivable	416,031	389,871
Advances receivable from Inkai [note 32]	95,319	87,264
Derivative assets	7,391	22,453

At December 31, 2013, there were no significant concentrations of credit risk and no amounts were held as collateral. Historically, Cameco has experienced minimal customer defaults and, as a result, considers the credit quality of its accounts receivable to be high. All accounts receivable at the reporting date are neither past due nor impaired.

Liquidity risk

Financial liquidity represents Cameco’s ability to fund future operating activities and investments. Cameco ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short-term and long-term cash requirements.

The table below outlines the Company’s available debt facilities at December 31, 2013:

	Total amount	Outstanding and committed	Amount available
Unsecured revolving credit facility	$1,250,000	$—	$1,250,000
Letter of credit facility	798,774	790,944	7,830
Inkai revolving credit facility (Cameco’s share)	12,763	—	12,763
NUKEM multicurrency revolving loan facility	146,550	56,618	89,932

The tables below present a maturity analysis of Cameco’s financial liabilities, including principal and interest, based on the expected cash flows from the reporting date to the contractual maturity date:

	Carrying amount	Contractual cash flows	Due in less than 1 year	Due in 1-3 years	Due in 3-5 years	Due after 5 years
Bank overdraft	$41,226	$41,226	$41,226	$—	$—	$—
Accounts payable and accrued liabilities	437,940	437,940	437,940	—	—	—
Short-term debt	50,230	50,230	50,230	—	—	—
Long-term debt	1,293,383	1,300,000	—	300,000	—	1,000,000
Foreign currency contracts	30,907	30,907	30,907	—	—	—

Total contractual repayments	$1,853,686	$1,860,303	$560,303	$300,000	$—	$1,000,000

	Total	Due in less than 1 year	Due in 1-3 years	Due in 3-5 years	Due after 5 years
Interest on short-term debt	$141	$141	$—	$—	$—
Interest on long-term debt	480,910	62,540	110,980	96,880	210,510

Total interest payments	$481,051	$62,681	$110,980	$96,880	$210,510

Measurement of fair values

A. Accounting classifications and fair values

The following tables summarize the carrying amounts and accounting classifications of Cameco’s financial instruments at the reporting date:

As at December 31, 2013

	Fair value through profit or loss	Loans and receivables	Available for sale	Other financial liabilities	Total
Financial assets
Cash and cash equivalents	$—	$229,135	$—	$—	$229,135
Accounts receivable	—	431,375	—	—	431,375
Derivative assets [note 11]
Foreign currency contracts	3,775	—	—	—	3,775
Interest rate contracts	3,616	—	—	—	3,616
Investments in equity securities [note 11]	—	—	22,805	—	22,805
Advances receivable from Inkai [note 32]	—	95,319	—	—	95,319

	7,391	755,829	22,805	—	786,025

Financial liabilities
Bank overdraft	41,226	—	—	—	41,226
Accounts payable and accrued liabilities	—	—	—	437,941	437,941
Short-term debt [note 14]
Commercial paper	—	—	—	24,974	24,974
Promissory note	—	—	—	10,601	10,601
NUKEM short-term loan	—	—	—	14,655	14,655
Derivative liabilities [note 16]
Foreign currency contracts	30,907	—	—	—	30,907
Share purchase options	16	—	—	—	16
Long-term debt [note 15]	—	—	—	1,293,383	1,293,383

	72,149	—	—	1,781,554	1,853,703

Net	$(64,758)	$755,829	$22,805	$(1,781,554)	$(1,067,678)

As at December 31, 2012

	Fair value through profit or loss	Loans and receivables	Available for sale	Other financial liabilities	Total
Financial assets
Cash and cash equivalents	$—	$749,499	$—	$—	$749,499
Short-term investments	—	—	49,535	—	49,535
Accounts receivable	—	404,040	—	—	404,040
Derivative assets [note 11]
Foreign currency contracts	17,000	—	—	—	17,000
Interest rate contracts	5,453	—	—	—	5,453
Investment in equity securities [note 11]	—	—	20,599	—	20,599
Advances receivable from Inkai [note 32]	—	87,264	—	—	87,264

	22,453	1,240,803	70,134	—	1,333,390

Financial liabilities
Accounts payable and accrued liabilities	—	—	—	387,653	387,653
Short-term debt [note 14]
Commercial paper	—	—	—	24,984	24,984
Promissory note	—	—	—	42,106	42,106
Derivative liabilities [note 16]
Foreign currency contracts	1,954	—	—	—	1,954
Long-term debt [note 15]	—	—	—	1,292,440	1,292,440

	1,954	—	—	1,747,183	1,749,137

Net	$20,499	$1,240,803	$70,134	$(1,747,183)	$(415,747)

Cameco does not have any financial instruments classified as held-for-trading, or held-to-maturity as of the reporting date.

The following tables summarize the carrying amounts and fair values of Cameco’s financial instruments that are measured at fair value, including their levels in the fair value hierarchy:

As at December 31, 2013

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 11]
Foreign currency contracts	$3,775	$—	$3,775	$3,775
Interest rate contracts	3,616	—	3,616	3,616
Derivative liabilities [note 16]
Foreign currency contracts	(30,907)	—	(30,907)	(30,907)
Share purchase options	(16)	(16)	—	(16)

Net	$(23,532)	$(16)	$(23,516)	$(23,532)

As at December 31, 2012 (revised – note 3)

		Fair value
	Carrying value	Level 1	Level 2	Total
Short-term investments	$49,535	$49,535	$—	$49,535
Derivative assets [note 11]
Foreign currency contracts	17,000	—	17,000	17,000
Interest rate contracts	5,453	—	5,453	5,453
Derivative liabilities [note 16]
Foreign currency contracts	(1,954)	—	(1,954)	(1,954)

Net	$70,034	$49,535	$20,499	$70,034

The preceding tables exclude fair value information for financial instruments whose carrying amounts is a reasonable approximation of fair value.

There were no transfers between level 1, level 2, or level 3 during the period. Cameco does not have any financial instruments that are classified as level 3 as of the reporting date.

B. Financial instruments measured at fair value

Cameco measures its short-term investments, derivative financial instruments, and certain investments in equity securities at fair value. Short-term investments and investments in publicly held equity securities are classified as a recurring level 1 fair value measurement, and derivative financial instruments are classified as a recurring level 2 fair value measurement.

Short-term investments represent available-for-sale money market instruments. The fair value of these instruments is determined using quoted market yields as of the reporting date. The fair value of investments in equity securities is determined using quoted share prices observed in the principal market for the securities as of the reporting date.

Foreign currency derivatives consist of foreign currency forward contracts, and foreign currency swaps. The fair value of foreign currency derivatives is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts, and interest rate caps. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves. The fair value of interest rate caps is determined based on broker quotes observed in active markets at the reporting date.

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument, and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

C. Financial instruments not measured at fair value

The carrying value of Cameco’s cash and cash equivalents, receivables, payables and accrued liabilities is assumed to approximate the fair value as a result of the short-term nature of the instruments. The carrying value of Cameco’s short-term debt (commercial paper and promissory notes), and long-term debt (debentures) is assumed to approximate the fair value as a result of the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

The fair value of Cameco’s privately held equity securities are not disclosed because of the unavailability of quoted market price in an active market. Cameco does not currently have plans to dispose of this investment.

Derivatives

The following tables summarize the fair value of derivatives and classification on the consolidated statements of financial position:

		(Revised - note 3)
	2013	2012
Non-hedge derivatives:
Foreign currency contracts	$(27,132)	$15,046
Interest rate contracts	3,616	5,453
Share purchase options	(16)	—

Net	$(23,532)	$20,499

Classification:
Current portion of long-term receivables, investments and other [note 11]	$3,775	$17,000
Long-term receivables, investments and other [note 11]	3,616	5,453
Current portion of other liabilities [note 16]	(30,923)	(1,954)

Net	$(23,532)	$20,499

The following tables summarize different components of the gains (losses) on derivatives included in net earnings:

		(Revised - note 3)
	2013	2012
Non-hedge derivatives:
Foreign currency contracts	$(62,578)	$42,063
Embedded derivatives—sales contracts	—	138
Interest rate contracts	624	(785)
Share purchase options	(16)	—

Net	$(61,970)	$41,416

28. Capital management

Cameco’s capital structure reflects our vision and the environment in which we operate. We seek growth through development and expansion of existing assets by acquisition. Our capital resources are managed to support achievement of our goals. The overall objectives for managing capital in 2013 remained unchanged from the prior comparative period.

Cameco’s management considers its capital structure to consist of bank overdrafts, long-term debt, short-term debt (net of cash and cash equivalents and short-term investments), non-controlling interest and shareholders’ equity.

The capital structure at December 31 was as follows:

		(Revised - note 3)
	2013	2012
Bank overdrafts	$41,226	$—
Long-term debt [note 15]	1,293,383	1,292,440
Short-term debt [note 14]	50,230	67,090
Cash and cash equivalents	(229,135)	(749,499)
Short-term investments	—	(49,535)

Net debt	1,155,704	560,496

Non-controlling interest	1,129	580
Shareholders’ equity	5,348,265	4,941,384

Total equity	5,349,394	4,941,964

Total capital	$6,505,098	$5,502,460

Cameco is bound by certain covenants in its general credit facilities. These covenants place restrictions on total debt, including guarantees, and set minimum levels for net worth. As of December 31, 2013, Cameco met these requirements.

The terms of NUKEM’s revolving loan facility contain a financial covenant that places restrictions on total debt and working capital balances. The facility also requires Cameco, as guarantor, to maintain a minimum credit rating. As of December 31, 2013 the Company is in compliance with all requirements under this facility.

29. Segmented information

Cameco has four reportable segments: uranium, fuel services, electricity and NUKEM. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The electricity segment involves the generation and sale of electricity. The NUKEM segment acts as a market intermediary between uranium producers and nuclear-electric utilities.

Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis and are eliminated on consolidation.

A. Business segments

For the year ended December 31, 2013

	Uranium	Fuel services	NUKEM	(i) Electricity	(i) Adjustments	Other	Total
Revenue	$1,632,508	$319,157	$464,592	$432,857	$(432,857)	$22,466	$2,438,723
Expenses
Cost of products and services sold	869,137	240,746	419,771	245,374	(245,374)	19,584	1,549,238
Depreciation and amortization	212,881	26,241	25,459	70,721	(70,721)	18,175	282,756

Cost of sales	1,082,018	266,987	445,230	316,095	(316,095)	37,759	1,831,994

Gross profit (loss)	550,490	52,170	19,362	116,762	(116,762)	(15,293)	606,729
Administration	—	—	15,240	—	—	169,736	184,976
Impairment charge	70,159	—	—	—	—	—	70,159
Exploration	72,833	—	—	—	—	—	72,833
Research and development	—	—	—	—	—	7,302	7,302
Loss on sale of assets	6,766	—	—	—	—	—	6,766
Finance costs	—	—	7,936	8,532	(8,532)	54,185	62,121
Losses (gains) on derivatives	—	—	(10,215)	—	—	72,185	61,970
Finance income	—	—	(69)	(5,941)	5,941	(6,898)	(6,967)
Share of earnings from BPLP	—	—	—	—	(109,553)	—	(109,553)
Share of loss (earnings) from equity-accounted investees	1,033	13,074	—	—	—	(3,240)	10,867
Other expense	16,587	—	—	4,618	(4,618)	1,739	18,326

Earnings (loss) before income taxes	383,112	39,096	6,470	109,553	—	(310,302)	227,929
Income tax recovery							(89,758)

Net earnings							$317,687

Capital expenditures for the year	$635,152	$10,499	$133,924	$—	$—	$—	$779,575

For the year ended December 31, 2012 (revised - note 3)

	Uranium	Fuel services	(i) Electricity	(i) Adjustments	Other	Total
Revenue	$1,571,105	$291,042	$470,018	$(470,018)	$28,513	$1,890,660
Expenses
Cost of products and services sold	883,741	223,022	228,847	(228,847)	26,500	1,133,263
Depreciation and amortization	172,914	26,902	69,678	(69,678)	17,565	217,381

Cost of sales	1,056,655	249,924	298,525	(298,525)	44,065	1,350,644

Gross profit (loss)	514,450	41,118	171,493	(171,493)	(15,552)	540,016
Administration	—	—	—	—	180,900	180,900
Impairment charge	168,000	—	—	—	—	168,000
Exploration	97,260	—	—	—	—	97,260
Research and development	—	—	—	—	9,301	9,301
Gain on sale of assets	(1,660)	—	—	—	—	(1,660)
Finance costs	—	—	14,788	(14,788)	67,654	67,654
Gains on derivatives	—	—	—	—	(41,416)	(41,416)
Finance income	—	—	(6,446)	6,446	(13,934)	(13,934)
Share of earnings from BPLP	—	—	—	(157,846)	—	(157,846)
Share of loss (earnings) from equity-accounted investees	3,230	3,054	—	—	(388)	5,896
Other expense (income)	35,746	—	5,305	(5,305)	(11,000)	24,746

Earnings (loss) before income taxes	211,874	38,064	157,846	—	(206,669)	201,115
Income tax recovery						(50,641)

Net earnings						$251,756

Capital expenditures for the year	$1,232,654	$15,284	$—	$—	$—	$1,247,938

(i)	Consistent with the presentation of financial information for internal management purposes, Cameco’s pro-rata share of BPLP’s financial results have been presented as a separate segment. In accordance with IFRS, this investment is accounted for by the equity method of accounting in these consolidated financial statements and the associated revenues and expenses are eliminated in the “Adjustments” column.

B. Geographic segments

Revenue is attributed to the geographic location based on the location of the entity providing the services. The Company’s revenue from external customers is as follows:

		(Revised - note 3)
	2013	2012
Canada	$191,398	$270,834
Germany	232,296	—
United States	2,015,029	1,619,826

	$2,438,723	$1,890,660

The Company’s non-current assets, excluding deferred tax assets and financial instruments, by geographic location are as follows:

		(Revised - note 3)
	2013	2012
Canada	$3,868,871	$3,658,615
United States	371,705	336,534
Germany	105,293	—
Australia	645,952	702,585
Other	243,203	212,517

	$5,235,024	$4,910,251

30. Group entities

The following are the principal subsidiaries and associates of the Company:

	Principal place	Ownership interest
	of business	2013	2012
Subsidiaries:
Cameco Bruce Holdings Inc.	Canada	100%	100%
Cameco Bruce Holdings II Inc.	Canada	100%	100%
Cameco Fuel Manufacturing Inc.	Canada	100%	100%
Cameco Inc.	US	100%	100%
Power Resources, Inc.	US	100%	100%
Crow Butte Resources, Inc.	US	100%	100%
Urtek LLC	US	73%	58%
NUKEM Investments GmbH	Germany	100%	—
Cameco Australia Pty. Ltd.	Australia	100%	100%
Cameco Europe Ltd.	Switzerland	100%	100%
Cameco Europe (Central Asia) Ltd.	Switzerland	100%	100%
Cameco Services Inc.	Barbados	100%	100%
Associates
GE-Hitachi Global Laser Enrichment LLC	US	24.00%	24.00%
UEX Corporation	Canada	21.95%	22.58%

31. Joint operations

Cameco conducts a portion of its exploration, development, mining and milling activities through joint operations located around the world. Operations are governed by agreements that provide for joint control of the strategic operating, investing and financing activities among the partners. These agreements were considered in the determination of joint control. Cameco’s significant Canadian uranium joint operation interests are McArthur River, Key Lake and Cigar Lake. The Canadian uranium joint operations allocate uranium production to each joint operation participant and the joint operation participant derives revenue directly from the sale of such product. The participants in the Inkai joint operation purchase uranium from Inkai and, in turn, derive revenue directly from the sale of such product to third-party customers. Mining and milling expenses incurred by joint operations are included in the cost of inventory.

Cameco reflects its proportionate interest in these assets and liabilities as follows:

				(Revised - note 3)
	Principle place of business	Ownership	2013	2012
Total assets
McArthur River	Canada	69.81%	$1,034,095	$1,018,089
Key Lake	Canada	83.33%	626,090	618,821
Cigar Lake	Canada	50.03%	1,370,476	1,086,565
Inkai	Kazakhstan	60.00%	323,404	288,088

			$3,354,065	$3,011,563

Total liabilities
McArthur River		69.81%	$51,094	$55,517
Key Lake		83.33%	149,263	156,400
Cigar Lake		50.03%	55,718	55,673
Inkai		60.00%	170,134	159,674

			$426,209	$427,264

Through unsecured shareholder loans, Cameco has agreed to fund the development of the Inkai project. Cameco eliminates the loan balances recorded by Inkai and records advances receivable (notes 11 and 32) representing its 40% ownership interest.

32. Related parties

The shares of Cameco are widely held and no shareholder, resident in Canada, is allowed to own more than 25% of the Company’s outstanding common shares, either individually or together with associates. A non-resident of Canada is not allowed to own more than 15%.

Transactions with key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers, vice-presidents, other senior managers and members of the board of directors.

In addition to their salaries, Cameco also provides non-cash benefits to executive officers and vice-presidents, and contributes to pension plans on their behalf (note 26). Senior management and directors also participate in the Company’s share-based compensation plans (note 25).

Executive officers are subject to terms of notice ranging from three to six months. Upon resignation at the Company’s request, they are entitled to termination benefits up to the lesser of 24 months or the period remaining until age 65. The termination benefits include gross salary plus the target short-term incentive bonus for the year in which termination occurs.

Compensation for key management personnel was comprised of:

		(Revised - note 3)
	2013	2012
Short-term employee benefits	$21,276	$19,702
Post-employment benefits	4,415	5,021
Share-based compensation (a)	11,864	8,622

	$37,555	$33,345

(a)	Excludes deferred share units held by directors (see note 25).

Other related party transactions

		(Revised - note 3)		(Revised - note 3)
	Transaction value year ended		Balance outstanding as at
	2013	2012	2013	2012
Sale of goods and services
Joint arrangements
BPLP	$60,252	$124,063	$13,400	$33,932
Other
Joint arrangements
Interest income (Inkai) (a)	2,053	2,334	95,319	87,264
Associates
Interest expense	(220)	(919)	(10,647)	(42,220)

(a)	Disclosures in respect of transactions with joint arrangements represent the amount of such transactions which do not eliminate on proportionate consolidation.

Cameco has entered into fuel supply agreements with BPLP for the procurement of fabricated fuel. Under these agreements, Cameco will supply uranium, conversion services and fabrication services. Contract terms are at market rates and on normal trade terms.

Through unsecured shareholder loans, Cameco has agreed to fund Inkai’s project development costs as well as further evaluation on block 3. The limit of the loan facilities are $292,150,000 (US) and advances under these facilities bear interest at a rate of LIBOR plus 2%. At December 31, 2013, $224,047,000 (US) of principal and interest was outstanding (2012—$219,277,000 (US)).

In 2008, a promissory note in the amount of $73,344,000 (US) was issued to finance the acquisition of GLE. The promissory note is payable on demand and bears interest at market rates. At December 31, 2013, $10,010,000 (US) of principal and interest was outstanding (2012—$42,436,000 (US)).

33. Subsequent event

On January 30, 2014, Cameco signed an agreement with BPC Generation Infrastructure Trust to sell its 31.6% limited partnership interest in BPLP. The aggregate purchase price for Cameco’s interest in BPLP and certain related entities is $450,000,000 and the effective date for the sale is December 31, 2013. Cameco expects to realize an after tax gain of approximately $129,000,000 on this divestiture. Closing of the transaction is subject to exercise or waiver of the right of first offer held by the other three limited partners and receipt of certain regulatory approvals.